UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(Name of small business issuer in its charter)

Delaware	1400	98-0200471
(State or Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or organization	Classification Code Number)	Identification No.)

4235Commerce Street

Little River, South Carolina 29566

(843) 390-2500

(Address and telephone number of principal executive offices)

Same as above

(Address of principal place of business or intended principal place of business)

William E. Prince, President

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

4235 Commerce Street

Little River, South Carolina 29566

(843) 390-2500

(Name, address and telephone number of agent for service)

Copies of Communications to:

Stoecklein Law Group

402 West Broadway, Suite 400

San Diego, CA 92101

(619) 595-4882

Fax (619) 595-4883

Approximate date of proposed sale to public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Dollar Amount to be Registered	Proposed Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $0.001 par value	11,000,000	$0.08	$880,000	$103.58
Common Stock, $0.001 par value	7,400,000	$0.10	$740,000	$87.10
Common Stock, $0.001 par value	1,650,000	$0.15	$247,000	$29.13
Common Stock, $0.001 par value	2,475,000	$0.20	$495,000	$58.26
Common Stock, $0.001 par value	5,500,000	$0.25	$1,375,000	$161.84
Common Stock, $0.001 par value	3,415,000	$0.50	$1,707,500	$200.97
Common Stock, $0..01 par value	3,215,000	$1.00	$3,215,000	$378.41

TOTAL	33,655,000		$8,659,500	$ 1,019.29

(1)	The proposed maximum offering price is estimated solely for the purpose of determining the registration fee and calculated pursuant to Rule 457(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these Securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated __________, 2005

PROSPECTUS

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

22,525,000 Shares of Common Stock

3,415,000 Shares issuable upon exercise of Series A Warrants

3,215,000 Shares issuable upon exercise of Series B Warrants

5,500,000 Shares issuable upon exercise of Series C Warrants

We have prepared this prospectus to allow certain of our current stockholders to sell up to 34,655,000 shares of our common stock. We are not selling any shares of common stock under this prospectus. This prospectus relates to the disposition by the selling security holders listed on page 9, or their transferees, of up to 22,525,000 shares of our common stock already issued and outstanding, 3,415,000 shares of our common stock issuable upon the exercise of series A warrants, 3,215,000 shares of our common stock issuable upon the exercise of series B warrants and 5,500,000 shares of our common stock issuable upon the exercise of series C warrants held by the selling security holders. We will receive no proceeds from the disposition of already outstanding shares of our common stock by the selling security holders. We will receive proceeds of $0.50 per share from the exercise of any of the series A warrants, $1.00 per share from the exercise of any of the series B warrants and $0.25 per share from the exercise of the series C warrants.

The selling security holders may sell these shares from time to time after this Registration Statement is declared effective by the Securities and Exchange Commission. The prices at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds received by the selling security holders.

For a description of the plan of distribution of the shares, please see page 16 of this prospectus.

Our common stock is included for quotation on the over-the-counter bulletin board under the symbol “IEVM.” The closing price for the common stock on September 29, 2005 was $0.22 per share.

We urge you to read carefully the “Risk Factors” section beginning on page 5 where we describe specific risks associated with an investment in Integrated Environmental Technologies, Ltd. and these securities before you make your investment decision.

________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________________

THE DATE OF THIS PROSPECTUS IS __________, 2005.

TABLE OF CONTENTS

PAGE

Prospectus Summary	1
Summary Financial Information	4
Risk Factors	5
About This Prospectus	8
Available Information	8
Special Note Regarding Forward-Looking Information	9
Use of Proceeds	9
Selling Security Holders	9
Plan of Distribution	16
Legal Proceedings	18
Directors, Executive Officers, Promoters and Control Persons	19
Security Ownership of Beneficial Owners and Management	21
Description of Securities	23
Interest of Named Experts and Counsel	24
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	24
Description of Business	25
Management’s Discussion and Analysis of Financial Condition and Results of Operations	36
Description of Property	46
Certain Relationships and Related Transactions	47
Market for Common Equity and Related Stockholder Matters	47
Executive Compensation	49
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	52
53
Audited Financial Statements for the Years Ended December 31, 2004 and 2003
Independent Auditor’s Report	F-1
Consolidated Balance Sheets	F-2
Consolidated Statement of Operations	F-3
Consolidated Statement of Changes	F-4
Consolidated Statement of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6

Unaudited Financial Statements as of and for Six Months Ended June 30, 2005

Condensed Consolidated Balance Sheet	G-1
Condensed Consolidated Statement of Operations	G-2
Condensed Consolidated Statement of Cash Flows	G-3
Notes to Condensed Consolidated Financial Statements	G-4

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider the matters discussed in “Risk Factors” beginning on page 5.

Integrated Environmental Technologies, Ltd. (“IET”)

Integrated Environmental Technologies, Ltd., formerly Naturol Holdings Ltd., a Delaware corporation, was incorporated on February 2, 1999.

Since our incorporation on February 2, 1999, we have not been engaged in any significant operations nor have we had any significant revenues, as we are in the development stage. All of our current operations are conducted through I.E.T., Inc. our wholly-owned subsidiary. I.E.T., Inc. currently operates through two divisions: the EcaFloTM Division and the Essential Oils Extraction Division.

Through I.E.T., Inc. our activities have included: (i) the execution of a Letter Agreement with SPDG Naturol Ltd., a division of Coach House Group UK Ltd., (collectively referred to as “Coach House Group”), (ii) the execution of a License agreement with Electro-Chemical Technologies Ltd., a Nevada corporation, and Laboratory of Electrotechnology Ltd., a Russian limited liability company, (iii) the execution of a Collaborative Agreement with Coastal Carolina University, and (iv) the execution of a Letter Agreement with Pentagon Technical Services, a small consulting firm, wherein we agreed to contract Pentagon to assist us as a manufacturer’s representative/sales and distribution agent.

Recent Developments

The first quarter of 2005 was our first quarter to generate revenues amounting to $61,367 and in the second quarter we generated revenues amounting to $20,695.

In January 2005, we sold our first EcaFlo™ 080 device to a Colorado-based oilfield service company specializing in production enhancement of oil and gas wells. In June 2005, we sold one of our EcaFlo™ Model 240 to Antero Resources Corporation, a petroleum production company. The Model 240 is one of our expanding line of EcaFlo™ units, including the Model 40, Model 080, Model 240, Model 480 and Model 960.

In September 2005, we executed a Joint Marketing Agreement with Biophage Pharma, Inc. The agreement enables both companies to market an end-to-end pathogen detection and control system. The combined marketing efforts will promote our EcaFlo™ equipment, in its role as an environmentally-responsible pathogen control method, and the Biophage Pharma PDS® Biosensor, which is a rapid and efficient system that can detect and quantify living pathogens. When combined, these systems will allow for the rapid detection of harmful pathogens and the means necessary to manage or eliminate them.

Going Concern

The consolidated financial statements included in this filing have been prepared in conformity with generally accepted accounting principles that contemplate the continuance of IET as a going concern. IET’s cash position may be inadequate to pay all of the costs associated with testing, production and marketing of products. Management intends to use borrowings and security sales to mitigate the effects of its cash position, however no assurance can be given that debt or equity financing, if and when required will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should IET be unable to continue existence.

Our principal executive office address and phone number is:

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

4235 Commerce Street
Little River, South Carolina 29566
(843) 390-2500

(The Balance of This Page Intentionally Left Blank)

The Offering

Shares offered by the selling security holders...	34,655,000 shares of common stock, $0.001 par value per share, which includes:
- 22,525,000 shares of common stock owned by selling security holders,
- 3,415,000 shares of common stock that may be issued upon exercise of series A warrants,
- 3,215,000 shares of common stock that may be issued upon exercise of series B warrants, and
- 5,500,000 shares of common stock that may issued upon exercise of series C warrants.

Offering price...	Determined at the time of sale by each selling security holder.

Total shares of common stock outstanding as of September 30, 2005...	35,147,793

Number of shares of common stock outstanding after offering, assuming the issuance of 12,130,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders (1)...	47,277,793

Total proceeds raised by us from the disposition of the common stock by the selling security holders or their transferees...

 We will receive no proceeds from the disposition of already outstanding shares of our common stock by selling security holders or their transferees.

We may receive proceeds of up to $1,707,500 from the exercise of all the series A warrants, $3,215,000 from the exercise of all series B warrants, and $1,375,000 for the exercise of all the series C warrants covered by this registration statement. We intend to use the proceeds, if any, for working capital purposes.

We cannot assure you that the warrants will be exercised by the selling security holders or that we will receive any cash from the exercise of the warrants.

SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial data derived from our financial statements. The data should be read in conjunction with the financial statements, related notes and other financial information included in this prospectus.

	Six Months Ended June 30, (Unaudited)		Year Ended December 31, (Audited)
	2005	2004	2004	2003
Sales:	$ 82,062	$ -	$ -	$ -
Cost of goods sold	39,130	-	-	-
Gross profit	42,932	-	-	-

Professional fees and administrative fees	267,603	134,187	794,550	179,359
Salary	190,768	159,222	412,875	29,000
Insurance expense	-	-	32,292	-
License fee	-	-	-	-
Depreciation and amortization	10,291	7,860	16,536	1,991
Rent	-	-	19,225	11,250
Expense of affiliate	-	-	-	-
Product testing	31,701	-	14,928	10,750
Office & miscellaneous expense	181,585	91,397	105,287	7,548
Travel & entertainment	-	-	53,268	7,390
	681,947	392,666	1,448,961	247,288
Loss from operations	(639,015)	(392,666)	(1,448,961)	(247,288)

Other (income) expense:
Interest income	(500)	(805)	(804)	-
Interest expense	34,121	3,411	13,368	9,474
	33,621	2,606	12,564	9,474
Net loss	$ (672,636)	$ (395,272)	$ 1,461,525	$ 256,762

Net loss per share basic and diluted	$ (0.03)	$ (0.05)	$ (0.10)	$ (0.05)

Weighted averages shares outstanding	20,348,059	8,526,098	15,333,640	5,068,741

Balance Sheet Data:	At June 30, 2005 (unaudited)	At December 31, 2004 (audited)	At December 31, 2003 (audited)

Total Assets	$ 949,412	$ 877,299	$ 378,303
Total Liabilities	734,489	434,284	66,945
Stockholders’ Equity	$ 214,923	$ 443,015	$ 311,358

RISK FACTORS

Investing in our common stock will provide you with an equity ownership in Integrated Environmental Technologies, Ltd. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions, and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock. As of the date of this filing, our management is aware of the following material risks.

Risks Relating to an Investment in IET

We are a development stage company with a minimal operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations.

We have a limited operating history. Our management team has extensive experience in project development and managing corporate assets. A highly successful professional who brings more than three decades of business development experience to us from the environmental engineering industry heads our marketing and sales department. Our engineering department consists of former members of the U.S. military who have vast experiences relating to the primary mechanical and electrical aspects of the technologies that we are using to build our business. Of course, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in our intended industries. Outside of the high levels of expertise noted above and our concentrated effort to be a leading provider in our industries, there is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably.

Our future operating results will depend upon many factors, including:

•	The continuation of our efforts to raise adequate working capital through equity investment and the generation of sales revenues;
•	The continued success of lab testing that supports the development of our technology product lines;
•	Demand for our technologies;
•	The level of our competition;
•	Our ability to maintain key management and technical support staff, and to attract more employees with similar characteristics; and
•	The continuation of our efforts to efficiently develop products to commercialize, while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully act on the factors stated above, along with continually developing ways to enhance our production efforts, now that we have commenced production in the EcaFloTM Division, and in the future as we commence production in the Essential Oils Extraction Division. Since inception through June 30, 2005 we have incurred a net loss of $2,648,459 and had stockholders’ equity of $214,923.

We have issued proposals for our products to potential customers, but can give no assurance there will be sales associated with these proposals, or other proposals submitted in the future.

We recognize that, despite our best efforts, we may not be successful in our commercialization process, although we have submitted several proposals for EcaFloTM devices to potential customers. There is no assurance that we will be able to obtain approval from regulatory agencies, that we will be able to manufacture voluminous quantities of our products with acceptable quality, or that the market for our products will continue to exist.

At these final phases between developmental stage and production stage business operations, even with our good faith efforts, potential investors have a high possibility of losing their investment.

Due to the intrinsic nature of our business, we expect to see growth in competition and the development of new and improved technologies within the realm of electro-chemical activation processes and products, and in the extraction of essential oils. While we will always keep a close eye on technological advancement in these areas, management forecasts are not necessarily indicative of our ability to compete with newer technology, as they may develop. Management forecasts should not be relied upon as an indication of future performance. While management believes its estimates of projected occurrences and events are within the timetable of its business plan, our actual results may differ substantially from those that are currently anticipated.

We will need additional capital in the future to finance our planned growth, which we may not be able to raise or it may only be available on terms unfavorable to us or our stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

Based on our current proposed plans and assumptions, we anticipate that our existing funds will only be sufficient to fund our operations and capital requirements for approximately 4 months. Furthermore, the commercialization expenses of our two technologies will be very substantial, i.e., well in excess of the amount of cash that we currently have. Accordingly, we will have to (i) obtain additional debt or equity financing during the next 12-month period in order to fund the further development of our products and working capital needs, and/or (ii) enter into a strategic alliance with a larger company to provide our required funding.

Our auditor’s report reflects the fact that without realization of additional capital, it would be unlikely for us to continue as a going concern.

As a result of our deficiency in working capital at December 31, 2004, our auditors have included a paragraph in their report regarding substantial doubt about our ability to continue as a going concern. Our plans in this regard are to seek additional funding through future equity private placements or debt facilities.

Because our common stock is deemed a low-priced “Penny” stock, an investment in our common stock should be considered high risk and subject to marketability restrictions.

Since our common stock is a penny stock, as defined in Rule 3a51-1 under the Securities Exchange Act, it will be more difficult for investors to liquidate their investment even if and when a market develops for the common stock. Until the trading price of the common stock rises above $5.00 per share, if ever, trading in the common stock is subject to the penny stock rules of the Securities Exchange Act specified in rules 15g-1 through 15g-10. Those rules require broker-dealers, before effecting transactions in any penny stock, to:

•	Deliver to the customer, and obtain a written receipt for, a disclosure document;

•	Disclose certain price information about the stock;
•	Disclose the amount of compensation received by the broker-dealer or any associated person of the broker-dealer;
•	Send monthly statements to customers with market and price information about the penny stock; and
•	In some circumstances, approve the purchaser’s account under certain standards and deliver written statements to the customer with information specified in the rules.

Consequently, the penny stock rules may restrict the ability or willingness of broker-dealers to sell the common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

Our stock is thinly traded, and you may be unable to sell at or near ask prices or at all if you need to liquidate your shares.

The shares of our common stock are thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if you need money or otherwise desire to liquidate their shares.

We are subject to significant competition from large, well funded companies.

The industries we intend to compete in are characterized by intense competition and rapid and significant technological advancements. Many companies, research institutions and universities are working in a number of areas similar to our primary fields of interest to develop new products, some of which may be similar and/or competitive to our products. Furthermore, many companies are engaged in the development of water purifying products and methods for extracting oil from botanicals of which may be similar and/or competitive to our products and technology. Most of the companies with which we compete have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than us.

We are highly dependent on William E. Prince, our CEO, president and chairman. The loss of Mr. Prince, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of William E. Prince, whose knowledge, leadership and technical expertise would be difficult to replace, and on our ability to retain and attract technical and professional staff. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Prince. We also have other key employees who manage our operations and perform critical engineering and design functions, as well as direct the overall marketing and sales of our products. If we were to lose their services, senior management would be required to expend time and energy to replace and train their replacements. To the extent that we are smaller than our competitors and have fewer resources we may not be able to attract the sufficient number and quality of staff.

Potential issuance of additional common stock could dilute existing stockholders.

We are authorized to issue up to 200,000,000 shares of common stock. To the extent of such authorization, our board of directors has the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as the board of directors may consider sufficient. We are currently seeking additional equity and/or debt financing, which may result in additional shares of our common stock being issued. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of the common stock held by our existing stockholders.

ABOUT THIS PROSPECTUS

You should only rely on the information contained in this prospectus. We have not, and the selling security holders have not, authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

AVAILABLE INFORMATION

We file annual, quarterly and special reports and other information with the SEC that can be inspected and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0405. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Our filings are also available through the SEC’s Electronic Data Gathering Analysis and Retrieval System which is publicly available through the SEC’s website (www.sec.gov). Copies of such materials may also be obtained by mail from the public reference section of the SEC at 100 F Street, N.E., Room 1850, Washington, D.C. 20549-0405 at prescribed rates.

We have filed with the Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the securities offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules, may be reviewed and copied at the SEC’s public reference facilities or through the SEC’s EDGAR website.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, “Description of Business”, and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “intends to”, “estimated”, “predicts”, “potential”, or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock by the selling security holders or their transferees. We may receive proceeds of up to $6,297,500 upon the execution of all the warrants covered by this registration statement. As we cannot predict when or if we will receive such proceeds, we expect to use these proceeds, if received, for working capital purposes, which shall be allocated to projects or needs of the Company at such time.

SELLING SECURITY HOLDERS

The shares to be offered by the selling security holders are “restricted” securities under applicable federal and state laws and are being registered under the Securities Act of 1933, as amended (the “Securities Act”) to give the selling security holders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling security holders. The selling security holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

Each of the selling security holders (i) purchased the securities covered by this prospectus in the ordinary course of business, and (ii) at the time of purchase of such securities, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

Other than the costs of preparing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling security holders.

SELLING SECURITY HOLDER INFORMATION

The following is a list of selling security holders who own or have the right to acquire an aggregate of 34,655,000 shares of our common stock covered in this prospectus.

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Adami, Carlo & Giovanna Jturos (5) (6) (8) Via Monte Cimone, 10 Verona, Italy 37124	600,000	110,000	710,000	1.5%	710,000	0
Bacigo, Marino (6) Via Sommavalle 9 Verona, Italy 37128	50,000	100,000	150,000	0.3%	150,000	0
Barchenko, Natalie & Arthur (Trustees) (6) 7 Relair Terrace Wayne, NY 07470	30,000	60,000	90,000	0.2%	90,000	0
Barnett, Bradley T. (5) 3791 Hickory Ridge Court Marietta, GA 30066	100,000	20,000	120,000	0.3%	120,000	0
Barron, Catherine I. (The Catherine I. Barron Trust UA 7/4/03) (7) 17403 Memorial Trace Dr. Spring, TX 77379	200,000	100,000	300,000	0.7%	300,000	0
Barron, William H. (The William H. Barron Trust UA 7/4/03) (7) 17403 Memorial Trace Dr. Spring, TX 77379	200,000	100,000	300,000	0.7%	300,000	0
Bast, Dr. Kelly (7) 2901 86th St. Urbandale, Iowa 50322	400,000	150,000	550,000	1%	450,000	100,000
Billet, Bradford (6) 300 E. 36 Street New York, NY 10022	27,052	50,000	77,052	0.2%	75,000	2,052
Birtchet, Lester and Barbara (6) 492 Colonial Trace Dr. Longs, SC 29568	50,000	100,000	150,000	0.3%	150,000	0
Blagojevic, Goran and Marijana (5) PTTA Chiavica 2 Verona, Italy 37121	50,000	10,000	60,000	0.1%	60,000	0
Boesel III, John P. (5) 4331 E. Calle Redondo Phoenix, AZ 85018	150,000	30,000	180,000	0.4%	180,000	0
Brickie, Bohdan (5) 929 St. Andrew Dr. Kansas City, MO 64145	100,000	20,000	120,000	0.3%	120,000	0
Brown, Fred (5) 9512 Linden Overland Park, KS 66207	50,000	10,000	60,000	0.1%	60,000	0
Buroughs, Benjamin Jr. (6) 3297 Cedar Creed Run Little River, SC 29566	25,000	50,000	75,000	0.2%	75,000	0
Burroughs, Jonathan (6) 2407 Metts Drive North Myrtle Beach, SC 29582	50,000	100,000	150,000	0.3%	150,000	0
Burstein, Harvey (5) (7) 3204 W. 84th Street Leawood, KS 66206	575,000	265,000	840,000	2%	840,000	0
Burstein, Ronald (5) (7) 7820 E. Oakwood Place Tucson, AZ 85750	200,000	70,000	270,000	0.6%	270,000	0
Canyon, Timothy (5) (7) 2241 W. 124th Leawood, KS 66209	800,000	250,000	1,050,000	2%	1,050,000	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Capra, Sal A. (5) 1711 Westport Road Kansas City, MO 64111	50,000	10,000	60,000	0.1%	60,000	0
Ching, Loy Huah & Chung-Sheu Wu JTTEN (6) 12903 Flint St. Overland Park, KS 66213	25,000	50,000	75,000	0.2%	75,000	0
Cilella, Michael A. (6) (7) 911 SouthPoint Circle Morgantown, WV 26501	200,000	250,000	450,000	1%	450,000	0
Clissold, Lane (5) 135 W. 900 So. Salt Lake City, UT 84101	75,000	15,000	90,000	0.2%	90,000	0
CMA Fund, Inc. (7) (9) 6 Lacerts St. Leon, Chateau Perigord Monte Carlo, Monaco, MC 98000	700,000	350,000	1,050,000	2%	1,050,000	0
Cochennet, Steve (7) 12101 N.W. Crooked Road Parkville, MO 64152	700,000	350,000	1,050,000	2%	1,050,000	0
Continental American Resources, Inc. (5) (10) 4070 Cassia Lane Yorba Linda, CA 92886	100,000	20,000	120,000	0.3%	120,000	0
Cormier, Alexcina (7) 9744 Hegear Ct. Huntersville, NC 28078	210,000	100,000	310,000	0.7%	300,000	10,000
Cunningham, M.J.(Coach House Group) (5) 9 Main Street Kirby Lansdale Cumbria, UK LA62AQ	102,500	20,000	122,500	0.3%	120,000	2,500
DaVinci-Franklin Fund I, LLC (5) (11) 770 E. Warm Springs Road, #250 Las Vegas, NV 89119	250,000	50,000	300,000	0.7%	300,000	0
Delbany, Joanna (5) 14522 S. Mullen Olathe, KS 66062	50,000	10,000	60,000	0.1%	60,000	0
DuVall, Larry A. (5) 2401 E. Magnolia Street Phoenix, AZ 85034	75,000	10,000	85,000	0.2%	60,000	25,000
Dybal, Svetland & Igor (5) 9255 Twilight Lane Lenexa, KS 66219	50,000	10,000	60,000	0.1%	60,000	0
Eagle Enterprises, Inc. (5) (12) 12902 Russell Street Overland Park, KS 66209	150,000	30,000	180,000	0.4%	180,000	0
Eardley, Candance (6) 159 Kingwood Drive Little Falls, NJ 07424	25,000	50,000	75,000	0.2%	75,000	0
Ecker, Mario E. (6) 3 Fern Lane Poughkeepsie, NY 12601	25,000	50,000	75,000	0.2%	75,000	0
Feldman, A.J. (5) 3116 Alice Dr. Topeka, KS 66618	250,000	50,000	300,000	0.6%	300,000	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Ford Jr., William R. (5) 2345 E. Prater Way, Ste. 303 Sparks, NV 89434	1,425,000	585,000	2,010,000	4%	2,010,000	0
Fore, Jamey W. (6) P.O. Box 53093 Fayetteville, NC 28305	25,000	50,000	75,000	0.1%	75,000	0
Frierson, James (5) 11215 W. 109th St. Overland Park, KS 66210	100,000	20,000	120,000	0.3%	120,000	0
Fusina, Giorgio (6) Via Muro Lungo 22 Verona, Italy 37133	125,000	250,000	375,000	0.8%	375,000	0
Ge, Lian Zheng (5) 17622 W. 111th Terrace Olathe, KS 66061	50,000	10,000	60,000	0.1%	60,000	0
Grieco, Donato (5) 39 Tanglewood Road Orchard Park, NY 14127	65,000	13,000	78,000	0.1%	78,000	0
Grieco, Gary (5) (7) 4660 Lightkeepers Way Little River, SC 29566	3,485,915	320,000	3,805,915	8%	1,020,000	2,785,915
Gross, Ira M. (6) 480 12th Street, #8 Brooklyn, NY 11215	50,000	100,000	150,000	0.3%	150,000	0
Gustaveson, J. (5) 555 Claremont Drive Morgan Hill, CA 95037	100,000	20,000	120,000	0.2%	120,000	0
Haas, John L. (5) 12980 Foster Overland Park, KS 66213	100,000	20,000	120,000	0.2%	120,000	0
Haas, Mark L. (5) 411 W. 46th Tr. Kansas City, MO 64112	150,000	30,000	180,000	0.3%	180,000	0
Haden, Robert H. (6) 431 Coaterside Dr. Henrico, NC 27842	25,000	50,000	75,000	0.2%	75,000	0
Howard, Tony (6) 2961 Industrial Rd., #262 Las Vegas, NV 89109	37,500	75,000	112,500	0.2%	112,500	0
Howard, Tony R. & Donna F. (6) Windham JTTEN 2961 Industrial Rd., #262 Las Vegas, NV 89109	25,000	50,000	75,000	0.2%	75,000	0
Jones, Sherwood L. (6) (7) 1602 Crosswinds Ave. N. Myrtle Beach, SC 29582	370,000	360,000	730,000	2%	690,000	40,000
Jones, Thomas B. (6) 2304 Windswept Dr. Austin, TX 78738	25,000	50,000	75,000	0.2%	75,000	0
Kehoe, Lawrence D. (5) 1237 Osborne Rd. Pomona, KS 66076	750,000	360,000	1,110,000	2%	1,110,000	0
Kershenbaum, Jeffrey Lee (5) 4156 W. 111th Terrace Leawood, KS 66211	100,000	20,000	120,000	0.2%	120,000	0
Kosior, Kaziierz (Casey) W. (6) 7115 Normandy Way Indianapolis, IN 45278	50,000	100,000	150,000	0.3%	150,000	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Koutsoubos, Ted (5) 415 E. Hyman Ave., #200 Aspen, CO 81611	200,000	40,000	240,000	0.5%	240,000	0
Kramer, Curt (7) 505 Northern Blvd. Great Neck, NY 11021	400,000	200,000	600,000	1%	600,000	0
Lacson, Lowen (5) 797 Bush Street, #107 San Francisco, CA 94108	50,000	10,000	60,000	0.1%	60,000	0
Lambert, Jeffrey S. (7) 10410 W. 125 Terrace Overland Park, KS 66213	100,000	50,000	150,000	0.3%	150,000	0
Lambart, John W. (7) 13228 Holmes Kansas City, MO 64145	100,000	50,000	150,000	0.3%	150,000	0
Leoce, Joseph A. (6) (7) 793 Peach Tree Lane Franklin Lakes, NJ 07417	125,000	100,000	225,000	0.5%	225,000	0
Levy, James M. (6) 5580 W. Flamingo Rd., Ste. 101 Las Vegas, NV 89103	100,000	200,000	300,000	0.6%	300,000	0
LoCascio, Rebecca (5) 1063 E. NW Hwy, Ste. 200 Grapevine, TX 76248	50,000	10,000	60,000	0.1%	60,000	0
LoCascio, Tony (5) 1631 West Prairie Olathe, KS 66061	50,000	10,000	60,000	0.1%	60,000	0
Loeffelbein, John (7) 14705 S. Glen Erie Olathe, KS 66061	100,000	50,000	150,000	0.3%	150,000	0
Long, Joseph (5) P.O. Box 231617 Las Vegas, NV 89123	50,000	10,000	60,000	0.1%	60,000	0
Lucas, Gary A. (7) 4701 S. Rockport Road Bloomington, IN 47403	100,000	50,000	150,000	0.3%	150,000	0
Lucas, Robert R. (5) (6) 414 S.W. 51st Terr Cape Coral, FL 33914	3,500,000	2,200,000	5,700,000	13%	5,700,000	0
Lucas, Willburn A. (7) 2185 Rusty Fig Court Naple, FI 34120	200,000	100,000	300,000	0.7%	300,000	0
Marucci, Edward (7) 31 Woodshire Terrace Towaco, NJ 07082	400,000	200,000	600,000	1%	600,000	0
Mezzadrelli, Roberto (6) Via DiCambio H8 Verona, Italy 37138	75,000	150,000	225,000	0.5%	225,000	0
Mitchell, Kara (5) 4741 Central #543 Kansas City, MO 64112	50,000	10,000	60,000	0.1%	60,000	0
Morren, Arnold (5) 4705 Leann Ct. Grandville, MI 49418	50,000	100,000	150,000	0.3%	150,000	0
Ninci, Mark (5) (6) 8012 Gillette Lenexa, KS 66215	75,000	60,000	135,000	0.3%	135,000	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Northrop, Mark C. (5) 13700 Six Mile Cypress Pkwy. #2 Ft. Meyers, FL 33912	1,000,000	200,000	1,200,000	3%	1,200,000	0
Parsley, Bert Tyler (7) 15279 Briarcrest Circle Fort Myers, FL 34120	100,000	50,000	150,000	0.3%	150,000	0
Pase, Stuart and Sharon (5) 6319 W. 110th St. Overland Park, KS 66211	100,000	20,000	120,000	0.3%	120,000	0
Pavoni, Enrico (8) Vicolo Dietro SS Aposzoli 3 Verona (VR) 37121 Italy	1,000,000	0	1,000,000	2%	1,000,000	0
Polay, David (5) 930 Tahoe Blvd., #802-704 Incline Village, NV 89451	50,000	10,000	60,000	0.1%	60,000	0
Riva, Alessandro Della & Susanna Marani JTTEN (6) Via Leopardi 19 Verona, Italy 37138	102,500	105,000	207,500	0.5%	157,500	50,000
Ross, Stanton E. (5) 322 S. Westview Chanute, KS 66720	100,000	20,000	120,000	0.3%	120,000	0
Santin, Gabriella (6) Crosetta 48 Fontana Fredda, Italy 33076	200,000	200,000	400,000	0.8%	300,000	100,000
Schaal, Paul & Monica (7) 17520 S. Cody Street Olathe, KS 66062	100,000	50,000	150,000	0.3%	150,000	0
Schmidt, Joseph (7) 32 Ellicott Lane Wayne, NJ 07470	650,000	200,000	850,000	2%	600,000	250,000
Schudy, Christopher (5) 2717 W. 74th Prairie Village, KS 66208	110,000	22,000	132,000	0.3%	132,000	0
Schuh, Sebastian (5) 506 Mary St. Reedsville, WI 54230	50,000	10,000	60,000	0.1%	60,000	0
Schwimer, Alfred & Cheryl (7) 5450 Whitley Park Terrace, #211 Bethesda, MD 20814	200,000	100,000	300,000	0.7%	300,000	0
Segala, Patrizio (5) Via Veneto 16 Schio Venice, Italy 36015	50,000	10,000	60,000	0.1%	60,000	0
Shadowen, Todd L. (6) 4600 WoodCreek Court Lexington, KY 40515	50,000	100,000	150,000	0.3%	150,000	0
Sherman, Scott and Lisa (5) 1468 Lake Cato Dr. Cato, WI 53081	50,000	10,000	60,000	0.1%	60,000	0
Sibilia, Richard J. (6) 8 Fairview Drive North Caldwell, NJ 07006	25,000	50,000	75,000	0.2%	75,000	0
Smania, Francesco (5) Via Monte A10 Verona, Italy 37121	100,000	20,000	120,000	0.3%	120,000	0
Spencer, Claire (5) Woodcroft 167 Kimmage Road Dublin, Ireland 12	250,000	50,000	300,000	0.7%	300,000	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Stockett, Rick (5) P.O. Box 1040 Carefree, AZ 85377	50,000	10,000	60,000	0.1%	60,000	0
Tomassetti, Robert 543 Saluda River Road Myrtle Beach, SC 29588	100,000	50,000	150,000	0.3%	150,000	0
US Capital Fund (5) (13) 930 Tahoe Blvd., #802-704 Icline Village, NV 89451	100,000	20,000	120,000	0.3%	120,000	0
Vogel, Todd A. (7) 8903 W. 147Th Terrace Overland Park, KS 66221	100,000	50,000	150,000	0.3%	150,000	0
Walton, Douglas L. (5) (6) (7) 15601Fiddlesticks Blvd. Ft. Meyers, FL 33912	1,450,000	1,400,000	2,850,000	6%	2,850,000	0
Woodworth, Robert (5) 43 Kings Arms Little Rock, AR 72223	100,000	20,000	120,000	0.3%	120,000	0
Xu, Dai & Da-Xu Cao JTTEN (6) 24603 W. 50th St. Shawnee, KS 06626	25,000	50,000	75,000	0.3%	75,000	0

(1)

The Warrants consist of three classes: Series A Warrants, $0.50 per share, exercisable until December 31, 2006; Series B Warrants, $1.00 per share, exercisable until December 31, 2007; and Series C Warrants, $0.25 per share, exercisable until December 31, 2008.

(2)

All shares owned in this column and all percentages are based on 35,147,793 shares of common stock issued and outstanding on September 30, 2005; plus 12,130,000 shares of common stock issuable upon exercise of warrants held by selling security holders.

(3)

This table assumes that each security holder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling security holders are not required to sell their shares. See “Plan of Distribution” beginning on page 16.

(4)	Assumes that all shares registered for resale by this prospectus have been issued and sold.
(5)	Shares acquired in our private placement completed in March 15, 2004.
(6)	Shares acquired in our unit offering completed in March 17, 2005.
(7)	Shares acquired in our unit offering completed in September 15, 2005.
(8)	Share acquired in our unit offering completed on September 29, 2005.
(9)	R.J. Lyons has voting, investment and dispositive power over the shares of common stock owned by CMA Fund, Inc.

(10)	Carl I. Suter has voting, investment and dispositive power over the shares of common stock owned by Continental American Resources.
(11)

DaVinci-Franklin Capital is the managing member of DaVinci-Franklin Fund I, LLC, therefore it has voting, investment and dispositive power over the shares of common stock owned by DaVinci-Franklin Fund I, LLC.  Donald J. Stoecklein, IET’s securities counsel, is one of the three directors and majority stockholder of DaVinci-Franklin Capital, therefore Mr. Stoecklein has voting power over DaVinci-Franklin Capital.

(12)	Michael E. Morse has voting, investment and dispositive power over the shares of common stock owned by Eagle Enterprises, Inc.
(13)	David Polay has voting, investment and dispositive power over the shares of common stock owned by US Capital Fund.

Unless footnoted above, based on information provided to us, none of the selling security holders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling security holders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. The shares covered by this prospectus may be offered and sold from time to time by the selling security holders. The term “selling security holders” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling security holders as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by each selling security holder will decrease as and when it effects any such transfers. The plan of distribution for the selling security holders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling security holders hereunder. To the extent required, we may amend and/or supplement this prospectus from time to time to describe a specific plan of distribution.

The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may offer their shares from time to time pursuant to one or more of the following methods:

•	On the OTC Bulletin Board or on any other market on which our common stock may from time to time be trading;
•

One or more block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;
•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	In public or privately-negotiated transactions;
•	Through underwriters, brokers, or dealers (who may act as agents or principals) or directly to one or more purchasers;
•	An exchange distribution in accordance with the rules of an exchange;
•	Through agents;
•	Through market sales, both long or short, to the extent permitted under the federal securities laws; or
•	In any combination of these methods.

The sale price to the public may be:

•	The market price prevailing at the time of sale;
•	A price related to the prevailing market price;
•	At negotiated prices; or
•	Any other prices as the selling stockholder may determine from time to time.

In connection with distributions of the shares or otherwise, the selling security holders may

•	Enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;
•	Sell the shares short and redeliver the shares to close out such short positions;
•	Enter into option or other transactions with broker-dealer or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and
•	Pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling security holders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods as described above or any other lawful methods.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. A selling security holder may effect such transaction directly, or indirectly through underwriters, broker-dealers or agents on their behalf. In effecting sales, brokers and dealers engaged by the selling security holders may arrange for other brokers or dealers to participate.

The selling security holders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling security holders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling security holders cannot assure that all or any of the shares offered by this prospectus will be issued to, or sold by, the selling security holders if they do not exercise or convert the common stock equivalents (warrants) that they own. The selling security holders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered by this prospectus, may be deemed “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under those acts. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling security holders, alternatively, may sell all or any part of the shares offered by this prospectus through an underwriter. To our knowledge, none of the selling security holders have entered into any agreement with a prospective underwriter and there can be no assurance that any such agreement will be entered into. If the selling security holders enter into such an agreement or agreements, then we will set forth, in a post-effective amendment to this prospectus, the following information:

•	The number of shares being offered;
•	The terms of the offering, including the name of any selling security holder, underwriter, broker, dealer or agent;
•	The purchase price paid by any underwriter;
•	Any discount, commission and other underwriter compensation;
•	Any discount, commission or concession allowed or reallowed or paid to any dealer;
•	The proposed selling price to the public; and
•	Other facts material to the transaction.

The selling security holders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions or the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market and certain other activities with respect to the same securities for specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We have agreed to pay all costs and expenses incurred in connection with the registration of the shares offered by this prospectus, except that the selling security holder will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares and the fees of the selling security holder’s counsel.

We have agreed with the selling security holders to keep the registration statement of which this prospectus forms a part continuously effective until the earlier of the date that the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act or the date that all of the shares registered for sale under this prospectus have been sold.

We have agreed to indemnify the selling security holders, or their respective transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the selling security holders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of those liabilities.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The members of our board of directors serve for one year terms and are elected at the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the board of directors. Information as to our current directors and executive officers is as follows:

Name	Age	Title

William E. Prince	54	President, CEO, Chairman, Treasurer
Marion Sofield	44	Secretary, Director
Dr. Valgene L. Dunham	64	Director
Paul Branagan	62	Director
James C. Pate	65	Director

Duties, Responsibilities and Experience

William E. Prince has served as Chairman of the Board, Chief Executive Officer, and a Director of the Company since August 27, 2003. Presently, Mr. Prince is also the President of I.E.T., Inc. Mr. Prince served as Executive Director of the Albemarle Economic Development Commission from 1999 to August 2003. Mr. Prince was branch and regional manager of Law/Gibb Group, an employee owned international environmental engineering consultants from 1996 to 1999. Mr. Prince was Vice President and branch manager for Froehling & Robertson, a family owned environmental consulting firm from 1994 to 1996. From 1990 to 1994, Mr. Prince served as Vice President for Business Development and was a principal and owner with Ragsdale Consultants, Inc., and DSA Design Group, both privately held engineering and environmental consultants. From 1979 to 1990 Mr. Prince held various management positions with Law Engineering and Environmental Services, an employee owned international consulting firm. Primary responsibilities were new ventures and company growth.

Marion Sofield has served as Secretary of the Company since April 23, 2004 and has served as a Director of the Company since August 5, 2004. Presently, Ms. Sofield is also Vice President of Operations for I.E.T., Inc. Formerly the Executive Director of Matrix Technology Alliance, Inc. (2003-2004), Ms. Sofield joined our staff to develop and implement operating systems and production capabilities that will move the Company into a production mode. Ms. Sofield has eight years of experience, from 1993-2002, in economic development management and has owned and operated two successful businesses of her own. From 1983 through 1987, Ms. Sofield served as a Corporate Secretary/Treasurer for Lord-Wood, Larsen Associates, Inc., a civil engineering firm formerly located in West Hartford, Connecticut. Ms. Sofield, a 1983 graduate of Radford University, was honored in as the 2003 Business Person of the Year by the United States of America’s Business Advisory Council.

Dr. Valgene L. Dunham has served as a Director of the Company since January 19, 2004. Dr. Dunham is also the Vice President for Grants, Contract Administration and Research Planning for Coastal Carolina University in South Carolina. In the fall semester of 2002, Dr. Dunham served as the Special Assistant to the President of Coastal Carolina University. In the summer of 2002, Dr. Dunham served as Interim Provost of Coastal Carolina University. From 1995 through 2002, Dr. Dunham served as Dean of the College of Natural & Applied Sciences of Coastal Carolina University. In 1969, Dr. Dunham received his Ph.D. in Botany from Syracuse University in New York. In 1965, Dr. Dunham received his Masters in General Science from Syracuse University in New York.

Paul Branagan has served as a Director of the Company since January 19, 2004. Mr. Branagan graduated from the University of Nevada Las Vegas with a B.S. in physics. From 1993 to the present Mr. Branagan has been the President and Senior Scientist of Branagan & Associates, Inc., a consulting research and engineering company. From August 21, 2002 to present Mr. Branagan has been the President and Director of Petrol Oil and Gas, Inc. a 34 Act Reporting Corporation. From 1975 to 1993 he was the Project Manager, Assistant Oil and Gas Division Manager and Senior Scientist of CER Corporation of Las Vegas, Nevada. Since 1999, Mr. Branagan has been the President and a member of the board of directors of Millennium Plastics Corporation, a 34 Act Reporting Corporation.

James C. Pate, 65, President of Fisher Enterprises and J. C. Pate Engineering, located in Fayetteville, North Carolina, has a broad range of experience in all phases of construction projects, including site acquisition, economic analysis, planning, design, and project management on varied architectural and civil engineering projects. Mr. Pate has previously served as engineering manager with Exxon Oil and the U.S. Army Corps of Engineers. Areas of expertise include developing and review of design alternatives, concept designs and working drawings, and associated budgets and schedules, financing/funding alternatives, as well as value engineering. Mr. Pate has extensive experience with all facets of environmental engineering issues. Typical projects that Mr. Pate manages include airports, industrial buildings, water systems and waste water systems, landfills, fuel handling and storage facilities, locks and dams, bridges, waterways, shopping centers, marinas, docks, and wharfs, land development, condominiums and golf courses

Election of Directors and Officers.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Company has been the subject of any Order, Judgment, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Company has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Company is the subject of any pending legal proceedings.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires our executive officers and directors, and persons who beneficially own more than ten percent of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that as of the date of this filing they were all current in there filings.

Audit Committee and Financial Expert

We do not have an Audit Committee, our directors perform some of the same functions of an Audit Committee, such as: recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls. The Company does not currently have a written audit committee charter or similar document.

We have no financial expert. We believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of our start-up operations, we believe the services of a financial expert are not warranted.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

(1)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
(2)	Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;
(3)	Compliance with applicable governmental laws, rules and regulations;
(4)	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
(5)	Accountability for adherence to the code.

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Our decision to not adopt such a code of ethics results from our having only two officers operating as the management for the Company. We believe that as a result of the limited interaction which occurs having such a small management structure for the Company eliminates the current need for such a code, in that violations of such a code would be reported to the party generating the violation.

Nominating Committee

We do not have a Nominating Committee or Nominating Committee Charter. Our board of directors, perform some of the functions associated with a Nominating Committee. We have elected not to have a Nominating Committee in that we are a development stage company with limited operations and resources.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information, to the best of our knowledge, about the beneficial ownership of our common stock on September 30, 2005 held by those persons known to beneficially own more than 5% of our capital stock and by our directors and executive officers.

The percentage of beneficial ownership for the following table is based on 35,147,793 shares of common stock outstanding as of September 30, 2005. The percentage of beneficial ownership after the exercise of warrants is based on 47,227,793 shares of common stock outstanding assuming the issuance of 12,130,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes (unless footnoted) shares of common stock that the stockholder has a right to acquire within 60 days after September 30, 2005 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

Security Ownership of Management

Name of Beneficial Owner (2)	Number of Shares	Percent of Class (2)	Percent After Exercise of Warrants (2)(3)
William E. Prince, President, CEO & Director 4235 Commerce Street Little River, South Carolina 29566	300,000	0.9%	0.6%
Dr. Valgene L. Dunham, Director 4235 Commerce Street Little River, South Carolina 29566	2,500	0%	0%
Paul Branagan, Director 4235 Commerce Street Little River, South Carolina 29566	102,500	0.3%	0.2%
Marion Sofield, Secretary 4235 Commerce Street Little River, South Carolina 29566	150,000	0.4%	0.3%
James C. Pate, Director 4235 Commerce Street Little River, South Carolina 29566	0	0%	0%
Directors and Officers as a Group	555,000	1.5%	1%

1.

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The address of each person is care of the Company.

2.	Figures are rounded to the nearest tenth of a percent.
3.

The percentage of beneficial ownership after the exercise of warrants is based on 47,227,793 shares of common stock outstanding assuming the issuance of 12,130,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders.

Security Ownership of Certain Beneficial Owners

Name of Beneficial Owner (1)	Number of Shares	Percent of Class (2)	Percent After Exercise of Warrants (2)(3)
Gary J. Grieco 4660 Lightkeepers Way Little River, SC 29566	3,805,915 (4)	11%	8%
Robert R. Lucas 13700-2 Six Mile Cypress Pkwy Fort Myers, FL 33912	5,700,000 (5)	16%	12%
Douglas L. Walton 15601 Fiddlesticks Blvd. Ft. Myers, FL 33912	2,850,000 (6)	8%	6%
Beneficial Owners as a Group	14,155,915	40%	30%

1.

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The address of each person is care of the Company.

2.	Figures are rounded to the nearest tenth of a percent.
3.

The percentage of beneficial ownership after the exercise of warrants is based on 47,227,793 shares of common stock outstanding assuming the issuance of 12,130,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders.

4.	Includes 10,000 series A warrants, 10,000 series B warrants and 300,000 series C warrants.
5.	Includes 600,000 series A warrants, 600,000 series B warrants, and 1,000,000 series C warrants.
6.	Includes 525,000 series A warrants, 525,000 series B warrants, and 350,000 series C warrants.

DESCRIPTION OF SECURITIES

Common Stock

Our articles of incorporation authorizes the issuance of 200,000,000 shares of common stock, $0.001 par value per share, of which 35,147,793 were outstanding as of September 30, 2005. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the board of directors in its discretion, from funds legally available to be distributed. In the event of a liquidation, dissolution or winding up of IET, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Series A Warrant

As of September 30, 2005, 3,415,000 series A warrants have been issued. The series A warrants grants the investor the right to purchase shares of our common stock at $0.50 per share. The term of the series A warrants was extended from December 31, 2005 to expire on December 31, 2006.

Series B Warrant

As of September 30, 2005, 3,215,000 series B warrants have been issued. The series B warrants grants the investor the right to purchase shares of our common stock at $1.00 per share. The term of the series B warrants was extended from December 31, 2006 to expire on December 31, 2007.

Series C Warrant

As of September 30, 2005, 5,500,000 series C warrants have been issued. The series C warrants grants the investor the right to purchase shares of our common stock at $0.25 per share. The series C warrants expire on December 31, 2008.

Transfer Agent

The transfer agent for the common stock is The Nevada Agency & Trust Company, 50 West Liberty Street, Reno, Nevada 89501.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements of IET as of December 31, 2004 and December 31, 2003 are included in this prospectus and have been audited by Weaver & Martin, LLC, an independent registered public accounting firm, as set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.

The legality of the shares offered hereby will be passed upon for us by Stoecklein Law Group, 402 West Broadway, Suite 400, San Diego, California 92101. Donald J. Stoecklein, the principal of Stoecklein Law Group, is also a director and majority stockholder of DaVinci-Franklin Capital. DaVinci-Franklin Capital is the managing member of DaVinci-Franklin Fund I, LLC, which is offering 300,000 shares as a selling stockholder under this prospectus. Further, DaVinci-Franklin Fund I, LLC loaned us $150,000, secured by a second trust deed on our principal property.

Neither of Weaver & Martin nor Stoecklein Law Group has been hired on a contingent basis, will receive a direct or indirect interest in IET or have been a promoter, underwriter, voting trustee, director, officer, or employee, of IET.

DISCLOSURE OF COMMISSION

POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

No director of IET will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any director since provisions have been made in the articles of incorporation limiting liability. The foregoing provisions shall not eliminate or limit the liability of a director for:

•	any breach of the director’s duty of loyalty to us or our stockholders
•	acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law
•	for any transaction from which the director derived an improper personal benefit.

The Bylaws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they were not engaged in willful misfeasance or malfeasance in the performance of their duties; provided that in the event of a settlement the indemnification will apply only when the board of directors approves settlement and reimbursement as being for our best interests.

Our officers and directors are accountable to us as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting IET. In the event that a stockholder believes the officers and/or directors have violated their fiduciary duties, the stockholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the stockholder’s rights, including rights under federal and state securities laws and regulations to recover damages from and require an accounting by management. Stockholders, who have suffered losses in connection with the purchase or sale of their interest in IET in connection with a sale or purchase, including the misapplication by any officer or director of the proceeds from the sale of these securities, may be able to recover losses from us.

We undertake the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is unenforceable.

DESCRIPTION OF BUSINESS

Business Development

Integrated Environmental Technologies, Ltd., formerly Naturol Holdings Ltd., was incorporated in the State of Delaware in February of 1999. On January 17, 2002, we completed a reverse triangular merger among our wholly-owned subsidiary Coronado Subsidiary Corp. (“CSC”), a Nevada corporation, and Naturol Inc. (“Naturol”), a Nevada corporation. Pursuant to the terms of the merger, Naturol merged with CSC wherein CSC ceased to exist and Naturol became our wholly-owned subsidiary.

On August 27, 2003, as the sole stockholder of Naturol, we authorized the amendment to Naturol’s Articles of Incorporation to change its name to Integrated Environmental Technologies Ltd., a Nevada Corporation, which was subsequently changed to I.E.T., Inc. on June 29, 2004. I.E.T., Inc.’s primary place of business is at 4235 Commerce Street, Little River, South Carolina, USA.

Through I.E.T., Inc. and Integrated Environmental Technologies, Ltd. our activities have included: (i) the execution of a Letter Agreement with SPDG Naturol Ltd., a division of Coach House Group UK Ltd., (collectively referred to as “Coach House Group”), (ii) the execution of a License agreement with Electro-Chemical Technologies Ltd., a Nevada corporation, and Laboratory of Electrotechnology Ltd., a Russian limited liability company, (iii) the execution of a Collaborative Agreement with Coastal Carolina University, (iv) the execution of a Letter Agreement with Pentagon Technical Services, a small consulting firm, wherein we agreed to contract Pentagon to assist us as a manufacturer’s representative/sales and distribution agent, and renewed that agreement for an additional term, (v) the execution of an initial consulting agreement and subsequent renewal of an annual consulting agreement with Svetlana Panicheva, Scientific and Technical Services Consultant for ECA technology as it applies to IET’s EcaFlo™ equipment, (vi) an amendment to our License Agreement with Electro-

Chemical Technologies Ltd. to include two additional application areas, (vii) execution of investor relations agreements with Gary Grieco, CEOcast, Inc., Joseph R. Schmidt, XXR Consulting, Inc., and Goran Blagojevic, (viii) letter agreements with Loren Moll and Allan Jackson for customer introduction services, (ix) engagement through contract awarded by South Carolina’s Research Authority for a Phase 0 grant, (x) execution of consulting agreements for technical and/or scientific expertise with Richard P. Moss and EGR International, Inc., and (xi) execution of a joint marketing agreement with Biophage Pharma, Inc.

All of our current operations are conducted through I.E.T., Inc. I.E.T., Inc. currently operates through two divisions: the EcaFloTM Division and the Essential Oils Extraction Division.

Our Business

EcaFloTM Division

On September 4, 2003, we entered into an agreement with Electro-Chemical Technology, Ltd. (licensor) and Laboratory Electrotechnology Ltd. (supplier) for an exclusive, royalty-bearing license allowing us to utilize the patents and the technical information owned by the licensor and the supplier to purchase, manufacture/assemble (with the exceptions of flow-through electrolytic modules, “FEM”), market, lease, sell, distribute and service Licensed Products throughout the United States of America for the use in licensed applications. The licensed applications include (a) recreational water purification units producing small volumes per hour of potable water; (b) residential water purification units; and (c) water purification units for use by small businesses such as offices, motels and restaurants, and state and local government facilities, not including municipal water systems. The licensor/supplier retains the exclusive right to manufacture/assemble FEM’s and to supply us with FEM’s. The License period goes through the date of the last expiration of the patent on the technology (5/2018). We paid a fee of $75,000 for the agreement and the fee is being amortized over the period of September 2003 through May 2018. There will be a royalty of 8% of the net sales price due on any sales made by us.

On October 27, 2004, we amended our license and supply agreement to add two additional applications by which we can utilize the technology provided in the license and supply agreement. The additional applications are: (1) the disinfection of storm water runoff; and (2) the decontamination of oil well water. As consideration for the grant of the two additional applications we paid additional license fees of $31,500.

The license is on a proprietary technology component (FEM-3) of the ECA technology that was originally developed in the Soviet Union. This unique technology is based on electrochemical activation (ECA), which is the process of passing ordinary water or a diluted saline solution (0.01 – 1.0%) through a specially designed electrolytic cell in order to modify their functional properties without adding reagents. Ecasol solutions have the demonstrated ability to:

•	Destroy microorganisms such as botrytis fungus, salmonella, e-coli, listeria and anthrax spores;
•	Neutralize chemical agents such as Soman and VX;
•	Purify water; and
•	Clean and Degrease.

Our EcaFlo™ technology division designs, markets, assembles and sells equipment that can produce two basic types of ECA solutions:

1)

Anolyte solutions are strong oxidizing solutions with a pH range of 3.5 – 8.5 and an Oxidation-Reduction Potential (ORP) of +600 to +1200 mV. Anolytes can potentially be used as a broad-spectrum germicidal agent to kill all types of microorganisms including viruses, fungi and bacteria.

2)	Catholyte solutions are anti-oxidizing, mild alkaline solutions with a pH range of 10.5 to 12.0 and ORP of –600 to –900 mV. Catholtye solutions can potentially be used as degreasers or detergents.

Based on extensive research, both anolyte and catholyte solutions:

•	Are environmentally friendly;
•	Are non toxic to both humans and animals;
•	Do not require special handling;
•	Are powerful biocides;
•	Can be safely disposed of in sewage systems;
•	Are fast acting;
•	Can be used in all stages of disinfection and cleaning;
•	At recommended concentrations, do not bleach surfaces or materials;
•	Can be applied in liquid, ice or aerosol (fog) form;
•	Are hypoallergenic;

•	Yield by-products that are non-toxic, environmentally friendly and leave no synthetic chemical residue;
•	Can be generated on-site, thus eliminating handling and storage of chemicals; and
•	Can be produced on-site from tap water and salt in required quantities and concentration of active ingredients, pH and salinity (mineralization).

In addition, anolyte application as hard surface disinfectants on a daily basis for more than ten years demonstrated that microorganisms do not develop resistance against anolytes over time.

The characteristics described above position EcaFlo™ equipment for potential applications in a number of areas directly related to personal health and safety. Electro-Chemical Technology, Ltd. provided us with the example that, “in 1997 the U.S. Marines Corps commissioned the Battelle Memorial Institute (a non-profit research organization headquartered in Columbus, Ohio) to test the efficacy of the Ecasol technology in applications relating to the protection of individuals from chemical and biological weapons. In the initial phases of these tests, Ecasol was tested against the anthrax spore, botatoxin, Soman and mustard gas. Following these tests, field-testing (Operational Tests) was conducted at Camp Lejeune, North Carolina by the Marine Corps Chemical/Biological Incident Response Force (CBIRF). By April 1998 the Marine Corps Systems Command had concluded that Ecasol represented ‘...not just an improvement but a breakthrough in the effectiveness of destroying anthrax and botulism on contact.’” We believe there are numerous other practical, cost-effective applications for EcaFlo™ equipment.

EcaFloTM Competition

Competition for products which resemble our EcaFloTM devices is expected to intensify and to increase as our devices enter the commercial marketplace. Our competitors do not include companies that produce basic-to-complex water filtration systems, even though many are substantially larger and have greater financial, research, manufacturing, and marketing resources. While effective and cost-efficient, these companies simply produce filtrated water, unlike I.E.T. Inc.’s EcaFloTM devices that produce electrochemically active, but entirely safe, water that kills harmful microorganisms on contact.

Important competitive factors for our EcaFloTM products include product quality, environmental sensitivity, price, ease of use, customer service, and reputation. Industry competition is based on the following:

•	Scientific and technological capability;
•	Proprietary know-how;
•	The ability to develop and market processes;
•	Access to adequate capital;
•	The ability to attract and retain qualified personnel; and
•	The availability of patent protection.

Essential Oils Extraction Division

Our Board of Directors is currently considering the best method for accommodating the needs of this division; whether by establishing a separate company to house the intellectual properties associated with essential oils extraction, or to consider postponing the “launch” of this division until such time as it would not take time and energy away from operating the EcaFlo™ division. The essential oils extraction technology under this division is associated with providing for an effective, low cost extraction of high value bioactive compounds and oils from plants and other sources. Extracting bioactive compounds is a rapidly growing global business. The applications developed using the Essential Oils extraction technologies are deemed by us to be superior in almost every respect to both, steam distillation and solvent extraction, the world’s principal methods for producing such extracts. Solvent extraction, the current method of choice, is under increasing attack due to its reliance on solvents known to be either, toxic, carcinogenic, and/or flammable. The Essential Oils extraction technologies have none of these harmful and dangerous attributes.

The fact remains that the extraction technology associated with this division a myriad of business opportunities in a number of industries, including:

•	Pharmaceutical
•	Food
•	Fragrance
•	Bio-Insecticide
•	Industrial Oils, and
•	Nutraceutical

Each of these industries is rapidly expanding its use of plant-based extracts, and our Essential Oils Extraction Division is being positioned to become a force in the production of these extracts.

As further contemplation of best business practices relative to the future structure for this division occurs, the following points relative to essential oils extraction remain intact:

Major Advantages of the Essential Oils Extraction Technologies

Plant extraction technology in North America, Europe and other industrialized nations has remained almost unchanged for the past hundred years. As indicated earlier, solvent extraction is currently the preferred method. In solvent extraction, the biomass from which the desired product is to be extracted is mixed with a liquid (solvent). The solvents are typically alcohols (methanol, ethanol isopropanol), dichloromethane, hexane (similar to gasoline), and super critical carbon dioxide. With the exception of super critical carbon dioxide, most of these solvents are known to be toxic, carcinogenic (they are linked to cancer in animals and humans) and flammable. These solvents also deplete the ozone layer and are considered to be “greenhouse gases.” Given that these solvents leave measurable residues in the oils and bio-compounds they extract, they are highly undesirable substances for any product consumed or used by humans.

Problematically, residues (particularly hexane) remain in extracts used by the food, pharmaceutical and fragrance industries. A major market opportunity exists for a superior extraction system that eliminates not only the problems associated with these solvents, but at the same time produces a superior, safer product at significantly lower production costs. Essential Oils extraction technologies are intended to supply such an alternative.

The Essential Oils extraction technologies use a new group of eco-friendly solvents. The key advantages of these solvents over the primary competitive extraction systems are as follows:

•	Significantly lower production costs
•	Higher product yields
•	Higher quality
•	Totally safe to use, the solvents are non-flammable and inert

•

The extracts are achieved at ambient temperatures or below, to our knowledge a world first. Unlike almost all other plant extraction systems, the plants and the dissolved compounds are never subjected to heat, which destroys valuable extracts and degrades the quality of the remaining biomass.

•

All of our Essential Oils extraction processing equipment can be assembled as modules and can be moved to the location where the feedstock crops are growing, thereby limiting the possible degradation of the material to be extracted due to time delays incurred by moving the feedstock plants to another site for processing.

•	The solvents in the system are continuously recycled and solvent losses in any production year are unlikely to exceed three percent.
•

Solvent residues in products produced using the Essential Oils extraction technologies are at least 1000 times less than those in which hexane (widely used and a known carcinogen) is used as the solvent.

All of the above advantages create tremendous opportunities for Essential Oils extraction technologies in these expanding markets.

Essential Oils Extraction Competition:

Competition in the extraction of oils is a global business, premised upon technology and methodology which has been in existence for a significant period of time. The following are the existing methods that represent the major alternatives to the Essential Oils extraction technologies:

Super Critical Carbon Dioxide Extraction

Super Critical Carbon Dioxide Extraction is the only significant technology that can be considered as a competitor in terms of the quality of the extracts produced. This is the technology that is used to make decaffeinated coffee and hop extracts for the brewing industry.

However, while the quality of the products produced by this technology is generally very high, this quality is achieved at a very significant capital and operating cost. Super Critical Carbon Dioxide Extraction Systems operate at extremely high pressures, about 5000 to 7500 psi. These elevated pressures are rarely used anywhere in industry and therefore require costly custom designed equipment. In contrast, an Essential Oils extraction system operates at a pressure that is close to that of a bottle of champagne. Consequently, the cost of a Super Critical Carbon Dioxide Extraction System is ten to twenty times the cost of a comparable Essential Oils extraction system.

Steam Distillation

Steam Distillation is the principal method used in developing countries for the extraction of plant oils and compounds. This method has been used for over one thousand years.

Steam Distillation requires the heating of large volumes of water to create steam for processing the plant material so that the extract can be removed by distillation. This method is very energy intensive and frequently poses a significant waste disposal problem. In addition, the products yielded by this process have all been “cooked” at temperatures at or in excess of 100 degrees C. This heating results in significant chemical changes within the end products. The extracts are recovered by vaporizing the extract or dissolving it in boiling water or steam. The primary utility of Steam Distillation is the recovery of water-soluble compounds or lower molecular weight materials, which readily vaporize.

Solvent/Hexane Extraction

Because of the problems and deficiencies associated with Steam Distillation, the extraction method chosen by the industrialized world for the past century has utilized alcohols (to form tinctures) or hydrocarbon solvents. The most popular and widely used solvent is hexane.

Hexane solvent extract, because of hexane’s highly flammable nature, is extremely hazardous, as demonstrated during the past decade by a number of explosions that have occurred at manufacturing facilities using hexane. Vapors commonly emitted during an extraction process using hexane are volatile organic compounds, or “VOC’s”. VOC’s can lead to respiratory problems such as asthma and bronchitis. The United States Environmental Protection Agency has recently promulgated strict limits on VOC emissions (particularly hexane emissions) into the atmosphere and has mandated strict control and reporting requirements when hexane is used. Canada and Europe are considering similar restrictions.

The hexane solvent residue levels in plant extracts left by this extraction process are becoming unacceptable to many legislators and regulators in the food industry. This is likewise the case with many consumers, who are becoming acutely aware of the toxic nature of these residuals. Further restrictive legislation and regulations on these residues are pending. The products of hexane extraction usually require further costly refinement with alcohol. As is the case with Steam Distillation, all hexane-derived products are exposed to high temperatures for long periods in attempts to reduce residual hexane levels, thereby degrading the quality and efficacy of the final products.

The Essential Oils extraction process almost entirely eliminates damage to bioactive compounds during the extraction and recovery process. As a result, far better, purer, cleaner and more active pharmaceuticals and nutraceuticals can be produced. This, in combination with the elimination of toxic residual solvents in the final products and the benign effect of the process on the environment, places our Essential Oils extraction technologies in a very strong position to become a leading technology in these highly lucrative business sectors.

Business Opportunities for Essential Oils Extraction Division

The global market for plant extract products is presented in the following overview of some of the specific industry sectors that can profitably employ the Essential Oils extraction technologies:

Pharmaceuticals

The past ten years has witnessed a strong and growing interest among pharmaceutical companies in the potential of plants to yield new drugs and medicines. About 20% of all drugs and medicines used in North America and Europe today are directly derived from plants.

Access to the bioactive compounds in plants requires the best available extraction processes. Essential Oils extraction technologies are ideal for achieving many of the plant extractions needed in this highly profitable business sector. For example, during the past three years, Essential Oils extraction has been used successfully to extract:

•	Artemicimin (from Artemsia Annua leaves): a new, front-line drug for treating malaria;
•	Colchicines (from Colchcum autumnale roots): a powerful anti-inflammatory;
•	Coumarin (from Tonka beans): a widely used blood anti-coagulant;
•	Kavalactones (from Piper methysticum, also known as St. John’s Wort): a natural ProzacTM;
•	Taxanes (Paclitaxel from the Canadian Yew Tree): most powerful new anti-cancer drug developed in the last 25 years;
•	Saw Palmetto: Prostate cancer treatment;
•	Lutein: Treatment for macular degeneration;
•	Policossanol and tocotrienols: Treatments for cardiovascular disease and high blood pressure;
•	Astaxanthin: A powerful antioxidant; and
•	Squalene and squalamine: Chemotherapy agents.

Flavors, Fragrances and Colors for the Food Industry

Our Essential Oils extraction process utilizes eco-friendly solvents, together with its very low production costs and ability to produce high-quality products, provide a tremendous opportunity to capture part of the food flavors, fragrance and color markets.

Nutraceuticals/Functional Foods

The term “Nutraceuticals,” also referred to as “Functional foods,” is applied to a group of plant extracts that are widely accepted as bringing both health and nutrition benefits to the consumer. Typical nutraceuticals are Ginseng, Kava, and Gingko Biloba. These compounds are being incorporated into a wide variety of common foods. Lutein is already appearing in value-added food products.

The nutraceutical business is now global in scope, and generates annual sales in excess of $100 billion. Importantly, sales are growing at an annual rate of 7-8%. This creates an incredible opportunity for our Essential Oils extraction technologies, given their two-fold ability to produce the highest quality at the lowest cost.

Cosmeceuticals

A related area to Nutraceuticals is the booming “Cosmeceuticals” market, estimated by Freedonia Market Research Group to be $4.1 billion at year-end 2003. Skincare products alone in this sector were estimated to be $2.3 billion for 2003.

Key to the successful entry into this market is the ability to produce, in an eco-friendly process, plant extracts of the highest purity, with no (or minimal) health hazards.

Bio-Insecticides

With the rising concern over the use of chemical insecticides on food crops, there is increasing worldwide research to identify natural insecticides, most of which come from plants. Essential Oils extraction technologies are well suited to perform the extractions necessary to produce a wide-variety of bio-insecticide products.

Our Essential Oils extraction process has already demonstrated its ability to extract Pyrethroids from the Pyrethrum plant. Pyrethrum has historically been the most widely used naturally derived insecticide, but in recent years has been supplanted in many cases by chemical-based insecticides. Due to environmental concerns and restrictive environmental regulations, this trend appears to be reversing and Pyrethrum is enjoying a resurgence in popularity.

A by-product of the extraction of Lutein from Marigold plants is the isolation of compounds that are known to be insecticides and may be toxic to nematodes. Essential Oils extraction can be a valuable tool in making it possible to produce such bio-insecticides at commercially viable prices.

Industrial Oil from Plants

A great deal of research is currently being conducted to identify plant oils that are useful for industrial purposes and which are as effective as, and economical as, hydrocarbon-based oils, but which are environmentally more benign. For example, Linseed Oil, a high quality industrial lubricant in use for many years, is extracted from flax. Canola, rapeseed and soy oils are beginning to find industrial applications. Soy meal is used in producing adhesives and composites; soy oil is used in plastics and inks, and as solvents and lubricants. It is estimated that soy-based lubricants may capture 15% of the lubricants market, in part because they are biodegradable.

A plant oil which our Essential Oils extraction division has been testing is extracted from Veronia. Veronia is unique in that it contains a natural epoxy that can potentially replace hydrocarbon epoxies in a number of industrial applications. One such application is in oil-based paints. It is estimated by the USDA that the VOC’s (Volatile Organic Compounds that cause asthma and bronchitis) given off by oil based paints account for about 5% of the air pollution in Los Angeles, California. In the past five years a number of US corporations have applied for more than twenty patents involving the use of Veronia – even though there is no commercial supply. The potential long-term market of Veronia is estimated to be in the hundreds of millions of dollars – and our Essential Oils extraction has the potential to solve the problem of how to make it available in commercial quantities.

Competition in General Relative to our Two Separate Divisions

We expect competition to intensify as technological advances are made and become more widely known in the Essential Oils extraction technologies and the EcaFloTM technologies, and as new products reach the market. Furthermore, new technologies could be developed in the future that render our products impractical, uneconomical or obsolete. There can be no assurance that our competitors will not succeed in developing or marketing technologies and products that are more effective than those we develop or that would render our technologies and products obsolete or otherwise commercially unattractive. In addition, there can be no assurance that our competitors will not succeed in obtaining market acceptance of their products in advance of us as a result of their financial and technological superiority. These developments could have a material adverse effect on our business, financial condition and results of operations.

Personnel

We currently have 7 full time employees, 3 permanent part time employees, 1 part time temporary employee, and 3 sales representatives/industry expert consultants. The 7 full time employees are engaged in management, marketing and sales, engineering and administrative services; our part time employees are within our engineering and production department; and each of the industry expert consults we engaged provide expertise in technical/scientific, electrochemical activation, and/or market area networks that support to the EcaFloTM Division of our Company, and the other consultants we have engaged, not included in the above count of staff, provides us with investor, public, and market relations. Our employees are not represented by a union or collective bargaining entity. We believe our relations with our employees and consultants are good.

Executive Employment Agreements with I.E.T., Inc.

In addition to any non-executive employment agreements that were already in place, we have updated our personnel contracts to include the following:

On January 3, 2005, we executed an Employment Agreement with William E. Prince, wherein Mr. Prince agreed to serve as the Company’s President and Chief Executive Officer. We agreed to pay Mr. Prince an annual compensation of $74,400, in equal, monthly installments payable on the 1st day of each month. The term of the agreement is for 5 years, which began on January 1, 2004 and shall end on December 31, 2009. A copy of the employment agreement was attached as an exhibit to form 8-K filed on January 7, 2005.

On January 3, 2005, we executed an Employment Agreement with Marion C. Sofield, wherein Ms. Sofield agreed to serve as Executive Vice President of Operations. We agreed to pay Ms. Sofield an annual compensation of $60,000, in equal, monthly installments payable on the 1st day of each month. The term of the agreement is for 5 years, which began on March 1, 2004 and shall end on December 31, 2009. We amended Ms. Sofield’s Employment Agreement to change the amount of her annual compensation from $60,000 to $72,000 effective March 1, 2005. A copy of the employment agreement was attached as an exhibit to form 8-K filed on January 7, 2005 and a copy of the amendment was attached as an exhibit to form 10-KSB filed on March 30, 2005.

Non-Executive Employment Agreement

On February 10, 2005, we executed an Employment Agreement with Steve Johnson, wherein he agreed to be employed as our Regional Sales Manager – Southeastern Division. We agreed to pay Mr. Johnson an annual compensation of $60,000, paid monthly, plus medical insurance, car allowance, office set up in his home, and a credit card for business expenses. We will also pay Mr. Johnson commission, paid quarterly on both individual sales made by Mr. Johnson and on units sold through distributors established by Mr. Johnson. We also agreed to issue Mr. Johnson a sign-on bonus of 10,000 shares of our restricted common stock (issued on March 18, 2005). Additionally, if our Board of Directors accepts an Employee 2005 Stock Option Plan, Mr. Johnson will receive quarterly grants of options to purchase 5,000 shares of our restricted common stock. The stock option terms will be determined in conjunction with the Board of Directors acceptance of the Employee Stock Option Plan. A copy of the employment agreement was attached as an exhibit to form 10-KSB filed on March 30, 2005.

Consultants and Service Contractors

Mr. Allan C. Jackson. On May 18, 2005, we executed a letter agreement with Mr. Jackson for introductory services relative to marketing within the EcaFlo™ division. Compensation for services will be 100,000 warrants to purchase shares of our common stock at its average bid closing price ten business days prior to furnishing or formation of any business transaction between and introduced publicly-traded company, with such warrants being exercisable for two years from the date that a business transaction occurs between an introduced company and us. Mr. Jackson has been issued 100,000 warrants at $0.24 per share for an introduction that resulted in a joint marketing agreement between us and Biophage Pharma, Inc.

Dr. Svetlana Panicheva. On August 17, 2004, we entered into a Technical Services Consulting Agreement with Dr. Svetlana Panicheva. Under the terms and conditions of the agreement Dr. Panicheva was the Technical Services Consultant to I.E.T., Inc.’s EcaFloTM Division. We agreed to pay Mrs. Panicheva $2,500 per month and we agreed to pay reasonable costs associated with her visits to our office as necessary (expected 10 days per month) and are in verbal agreement to a recently negotiated a new annual contract with Dr. Panicheva for the period beginning October 1, 2005 and ending on September 30, 2006 for a minimum of 80 hours, or 10 days, of scientific and technical services for $3,000 per month.

EGR Internatioanl. On June 22, 2005, we entered into a consulting agreement with EGR International, Ltd., wherein EGR agreed to provide our Executive Vice President and Vice President of Operations with assistance in marketing our EcaFloTM devices, assistance in establishing a network of interested and qualified clientele, and promotional activities such as advertising, sales and marketing efforts. We agreed to compensate EGR $2,500 per month. The term of the agreement commenced on June 22, 2005 and was originally scheduled to terminate on September 30, 2005. On September 7, 2005, by mutual consent in addendum form, the agreement was extended through October 18, 2005 with no further compensation in order to obtain agreed upon hours of consulting expertise.

CEOcast, Inc. On July 21, 2005, we entered into a consulting agreement with CEOcast, Inc., wherein CEOcast agreed to provide us with investor relations services. The term of the agreement is for 6 months commencing July 21, 2005. We agreed to compensate CEOcast with $10,000 (paid on July 22, 2005) upon execution of the agreement, 400,000 shares of our common stock with registration rights and $5,000 a month for the term of the agreement.

Gary Grieco. On August 1, 2005, we entered into a consulting agreement with Gary J. Grieco, wherein Mr. Grieco agreed to provide us expertise in the matter of stock sales. The term of the agreement commenced on August 1, 2005 and will terminate on July 31, 2006. We agreed to compensate Mr. Grieco $2,500 per month.

Richard P. Maas. On August 12, 2005, we entered into a consulting agreement with Dr. Richard

P. Maas, wherein Dr. Maas agreed to provide us with technical and scientific information as related to the ECA technology and its use within our EcaFlo™ equipment, as well as certain research and development services and marketing/sales activities. The agreement was executed on August 8, 2005 and will terminate on, or about, the same date in 2006. We agreed to compensate Dr. Maas with IEVM common stock in lieu of cash at the equivalent value of $120/hour of actual service time, with an advanced payment of 50,000 shares of our common stock, which was issued on August 10, 2005. An equivalent amount of Consultant’s hourly rate (83.3 hours) will be “drawn down” from the original issuance as work hours are accrued. At the time that the original issuance balance is “zero,” we and the Consultant may choose to form a different compensation format wherein the Consultant may receive additional cash by invoice, additional shares of IEVM common stock by invoice, or any combination of the two. In addition, we will pay reasonable expenses to the Consultant on an invoice basis for work that is performed requiring travel, if prior approvals have been granted by us.

Loren W. Moll. On September 14, 2005, we entered into a consulting agreement with Mr. Loren W. Moll for intermediary services between us and potential distribution networks for our EcaFlo™ equipment. Compensation for successful intermediary services will be five percent (5%) of gross sales of our products to a distributor, to be paid on March 30, June 30, September 30 and December 31, of each calendar year during the term of the agreement. The term commences upon the date of first delivery of product to distributor and shall continue uninterrupted until annual sales of product to distributor reach one million dollars ($1,000,000) and for a term of sixty (60) months thereafter. Due to the fact that the consultant may provide legal work for any given distributor, we waived all potential conflicts of interest related to legal work in connection to any business relationship that may be formed.

Goran Blagojevic. On September 20, 2005, we entered into a consulting agreement with Goran Blagojevic who is fluent in several European languages and business customs and practices. According to the consulting agreement Mr. Blagojevic agreed to perform simultaneous translation services for us. We agreed to compensate Mr. Blagojevic 150,000 shares of our restricted common stock and series A warrants to purchase 200,000 shares of our common stock at $0.50 per share exercisable anytime before December 31, 2006. The term of the agreement is for 5 months.

Joint Marketing Agreement

On September 22, 2005, we entered into a joint marketing agreement with Biophage Pharma, Inc. (TSX: “BUG”) wherein we market a product sold under the EcaFlo™ trade name and Biophage Pharma markets a product sold under the trade name PDS®. We agreed to jointly market each other’s products in the United States of America by sharing information with respect to distribution channels, methods of distribution and any other information which can be disclosed without violating any law or breaching any obligations of confidentiality. We will share between companies, information with respect to sales leads and will provide each other with demonstration units or other models or products. There will be no exchange of money for marketing services or transfer of company stock or warrant to purchase stock as a result of this agreement. The term began on September 22, 2005 and shall end on September 22, 2006.

Representative Agreement

On August 1, 2005, we entered into a representative agreement with Pentagon Technical Services (“PTS”), wherein PTS agreed to assist us as our exclusive representative to promote the sale of and sell our products. PTS’ compensation will be on a sliding scale of 3-7% (5% being the norm) of the net invoice price of our products shipped. The actual percentage will be determined on a case by case basis in consideration of things such as “design-ins”, engineering, tooling, surcharges and “add-ons”, degree of influence made on the sale, repeat orders and the continuation of the monthly draw of $3,500 being paid to PTS by us. The $3,500 draw will be deducted from any monthly commission earned, unless the commission is less than the amount of the draw. A monthly draw or a monthly commission in excess of $3,500 will be paid, but not both. The term of the agreement commenced on August 1, 2005 and will continue until July 31, 2006, at which time the agreement shall be automatically renewed for one year periods thereafter unless terminated by written notice from either party.

Funding Agreement

On July 1, 2005, we were offered a funding agreement for $4,000 from the South Carolina Research Authority (“SCRA”), a South Carolina public nonprofit corporation, as a result of a grant application made to SCRA for assistance in funding work necessary to prepare a written proposal to the United States Department of Agriculture (“USDA”) for a Small Business Innovation Research Phase 1 grant in the amount of $80,000. “SCRA” has verbally accepted the funding agreement, but awaits corporate directive relative to IET’s addendum to such agreement that will better secure and protect proprietary and confidential information relative to our company’s EcaFlo™ division. Upon execution, the term of the agreement shall be from July 1, 2005 to December 31, 2005.

Patents, Proprietary Rights and Licenses

We intend to seek patent and other intellectual property rights to protect and preserve our proprietary technology and our right to capitalize on the results of our research and development activities. We also will rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to provide competitive advantages for our products in our markets and to develop new products.

We have an agreement with Coach House Group to pursue the development of extraction technologies utilizing its technology. While utilizing the Coach House Group technology, we are concurrently developing new technologies utilized for the extraction of essential oils.

In addition, we currently license the right to use certain patents and other intellectual proprietary rights from Electro-Chemical Technology Ltd. and Laboratory of Electrotechnology Ltd. These licenses secure intellectual property rights necessary for the manufacture and sale of our EcaFloTM products. A one-time license fee of $75,000 was paid for the license, which expires in May of 2018. Additionally, there is a royalty of 8% on the net sales price on any sales made by us. On October 27, 2004, we amended the license agreement to expand the applications by which we can utilize the technology provided.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements section included elsewhere in this Prospectus.

Information we provide in this Prospectus or statements made by our directors, officers or employees may constitute "forward-looking" statements and may be subject to numerous risks and uncertainties. Any statements made in this Prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations and are subject to uncertainties and other factors, which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events, which may not prove to be accurate. Risks and uncertainties inherent in forward-looking statements include, but are not limited to:

•	fluctuations in our operating results;

•	announcements of technological innovations or new products which we or our competitors make;

•	developments with respect to patents or proprietary rights;

•	changes in domestic or international conditions beyond our control that may disrupt our or our customers' or distributors' ability to meet contractual obligations;

•	our ability to obtain additional financing, as necessary, to fund both our long- and short-term business plans;

•	fluctuations in market demand for and supply of our products; and

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance.

The forward-looking information set forth in this Prospectus is as of June 30, 2005, and we undertake no duty to update this information. Should events occur subsequent to June 30, 2005 that make it necessary to update the forward-looking information contained in this Prospectus, the updated forward-looking information will be filed with the SEC in a Quarterly Report on Form 10-QSB, as an earnings or other release included as an exhibit to a Form 8-K or as an amendment to this registration statement, each of which will be available at the SEC's website at www.sec.gov. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" beginning on page 5 of this Prospectus.

OVERVIEW AND OUTLOOK

Integrated Environmental Technologies, Ltd. has evolved over a period of approximately three years from a one-technology development stage company (formerly Naturol Holdings Ltd.) to a two-division company that has entered its final phases of development prior to becoming an income-generating technology company. We have focused our attentions on several critical issues:

•	Stabilizing and enhancing our financial position;
•	Developing our abilities to construct the equipment required for our EcaFloTM Division and Essential Oils Extraction Division;
•	Developing and enhancing our testing protocol with Coastal Carolina University in regards to our EcaFloTM technology;
•

Developing a relationship with Clemson University and The University of North Carolina – Asheville to produce research and testing results and assistance on the agricultural side of the EcaFloTM Division; and

•	Commencing the process of developing a brand identity and sales campaign through the appearance at various trade shows, the creation of collateral marketing pieces updates of websites.

As a company in an early development stage our ability to proceed with our plan of operation has continuously been a function of our ability to raise sufficient capital to continue our operations. At the end of the fourth quarter of 2004 we had cash available of $179,251. At the end of the second quarter of 2005 we had cash available of $239,526. Our cash requirements on a monthly basis are approximately $80,000, excluding exceptional expenses that are related to capital raising.

We have continuously incurred losses since inception. For the year ended December 31, 2003 we had a net loss of $256,762 as compared to a net loss of $1,461,525 for the year ended December 31, 2004. This 469% increase in overall losses is the result of our increased business activities, which includes increased salary expenses for additional personnel, professional fees, and increased office expenses in setting up our new office and lab facilities in South Carolina. For the quarter ended June 30, 2005 we had a net loss of $310,148 as compared to a net loss of $202,880 for the quarter ended June 30, 2004. This 53% increase in overall losses is the result of our increased business activities. We generated our first revenues in the first quarter of 2005, amounting to $61,367. In the second quarter of 2005 we generated revenues amounting to $20,695. We anticipate increased revenues in the 3rd quarter of 2005, however, losses are anticipated to continue throughout fiscal 2005.

The forecast of sales-generated revenues in the EcaFloTM Division will add to our labor costs, but it is anticipated that deposits on customer purchase orders will off-set these expenses. Management intends to closely monitor the costs associated with the production of EcaFloTM devices in an attempt to minimize capital shortages during fiscal 2005. Our ability to continue commercialization efforts in 2005 will be critical, as in the third quarter of 2005 we will continue to see an increase in “burn” rate due to expansion efforts needed to transition the Company fully from development stage into production stage. Capital, from investment financing through stockholders exercising their warrants over the next twelve months, may contribute substantial funds for our working capital needs. As we continue to expand operational activities, we anticipate experiencing net negative cash flows from operations, and may be required to fund operations from bank borrowings if available that could possibly be secured by contract sales of EcaFloTM devices in addition to continued equity sales of our common stock.

There can be no assurance that subsequent additional financing, if and as necessary, would be available, or if it is available, that it would be on acceptable terms. The terms of additional financing could involve a change of control and/or require stockholder approval. If additional financing is not available when, and if, required or is not available on acceptable terms, or we are unable to arrange a suitable strategic opportunity, we will be in significant financial jeopardy and we may be unable to continue our operations at current levels without significant changes to our business plan, if at all.

Results of Operations

The following overview provides a summary of key information concerning our financial results for the second quarter of 2005 and 2004.

Revenues

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Sales	$ 20,695	$ -	$ 82,062	$ -

Historically, we have been in a development stage and had no sales, but beginning in 2005 we have developed equipment that is being marketed and sold. We anticipate increased sales of our existing product line during the remainder of 2005 and we currently have developed new equipment which will be marketed upon successful completion of testing.

Cost of goods sold

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Cost of goods sold	$ 9,058	$ -	$ 39,130	$ -

Our cost of good sold in the three month and six month period ended June 30 related to the sales of our products. It is anticipated that the product costs will increase proportionately with increased sales for the remainder of 2005. For our new products the cost of goods sold will be at a similar percentage to sales of our current products.

Gross profit

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Gross profit	$ 11,637	$ -	$ 42,932	$ -

Our gross profit margin for the three and six month period ended June 30, 2005 was 56% and 52% respectively. We anticipate our gross profit margin will decrease slightly as we sell more products, however, based on our pricing model we believe we will maintain high margins because of the uniqueness of our product line.

Operating expenses

	Three Months Ended June 30,		Increase (Decrease)
	2005	2004	$	%

Professional fees	$ 54,547	$ 79,251	$ (24,704)	(31)%
Salary	109,127	46,067	63,060	137%
Depreciation and amortization	5,359	4,207	1,152	27%
Product testing	17,201	-	17,201	-
Office and miscellaneous	106,154	71,843	34,311	48%

Total operating expenses	$ 292,388	$ 201,368	$ 91,020	45%

	Six Months Ended June 30,		Increase (Decrease)
	2005	2004	$	%

Professional fees	$ 267,603	$ 134,187	$ 133,416	99%
Salary	190,768	159,222	31,546	20%
Depreciation and amortization	10,291	7,860	2,431	31%
Product testing	31,701	-	31,701	-
Office and miscellaneous	181,584	91,397	90,187	99%

Total operating expenses	$ 681,947	$ 392,666	$ 289,281	74%

Total operating expense for the three-month and six-month period ended June 30, 2005 increased by $91,020 and $289,281, respectively, over similar periods in 2004 because of the hiring of additional employees, the opening of our office in South Carolina and the testing of new products. We utilize outside professionals for some of the functions that are necessary for our business and although these charges decreased during the three-month period, the fees for the six-month period were significantly higher than in 2004. This is normal for a business that is becoming an operating entity rather than a development stage company. We anticipate that until we are able to hire additional employees to perform the functions that we have outsourced we will continue to have significant professional fee costs.

Other expense

	Three Months Ended June 30,		Increase (Decrease)
	2005	2004	$	%

Other expense	$ 29,397	$ 1,512	$ 27,885	-

	Six Months Ended June 30,		Increase (Decrease)
	2005	2004	$	%

Other expense	$ 33,621	$ 2,606	$ 31,015	-

Our other expense has increased because of interest expense related to our need for additional borrowing in order to develop and manufacture our products.

Net loss

	Three Months Ended June 30,		Increase (Decrease)
	2005	2004	$	%

Net loss	$ (310,148)	$ (202,880)	$ 107,268	53%

Six Months Ended June 30,	Increase (Decrease)

	2005	2004	$	%

Net loss	$ (672,636)	$ (395,272)	$ 277,364	70%

Our net loss was higher in the three-month and six-month period ended June 30, 2005 as compared to the similar periods in 2004 because we have increased costs in developing and getting our products marketed. Until we can have increased sales we will continue to have net losses, however, we believe with the addition of new products we will be able to have the necessary revenues in order for us to become profitable.

Operation Plan

The two technologies that continue to drive our short-term and long-term plans are the 1) EcaFloTM Division, and 2) Essential Oils Extraction Division. Our operation plan focuses on continuing the process of commercialization of EcaFloTM Division equipment while company management and the Board of Directors consider suitable business structures for our Essential Oils Extraction Division.

During the next twelve months we plan to focus our efforts on product marketing and sales in the EcaFlo™ Division, along with testing of new products that will generate revenue for us.

EcaFloTM Division:

On October 27, 2004, we amended our license and supply agreement to add two additional applications by which we can utilize the technology provided in the license and supply agreement. The additional applications are: (1) the disinfection of storm water runoff; and (2) the decontamination of oil well water.

Our focus has been re-directed from providing small water purification units to the markets at-hand: storm-water treatment, wastewater treatment, petroleum industry applications and food/beverage sanitation opportunities. FEM’s (flow-through electrolytic modules) continue to be the main components of the EcaFloTM Division equipment product line. We have established vendor relations with domestic suppliers for the other components that are used in our equipment.

On January 24, 2005, we entered into a sales contract with Maverick Stimulation Company, LLC, a Colorado-based oilfield service company specializing in production enhancement of oil and gas wells, to deliver our first EcaFloTM 080 device.

On March 2, 2005, we entered into an agreement with Coastal Carolina University to perform experiments on the effects of solutions generated by our electrochemical activation technology in killing microorganisms in or on samples of materials supplied by us. We agreed to form a continuing relationship in the form of an internship for the research described above. Interns will be selected by their availability for research projects with microorganisms and ability in conducting such. We will interview prospects and make the selection from students in a pool supplied by the Department of Biology. The term is from February 22, 2005 through December 10, 2008 to run concurrently with the existing collaborative agreement dated December 11, 2003. We agreed to compensate the Intern for the provisions of services described above and we agreed to reimburse the Department of Biology for any supplies needed by the Intern.

On May 12, 2005, we issued a press release announcing that the city of Myrtle Beach, South Carolina and South Carolina Department of Health and Environmental Control have informed us of the site selected for a pilot project utilizing EcaFloTM equipment for the production of anolyte solutions, for bacteria control and management in a stormwater application. The demonstration will concentrate on the often times – high bacteria levels contained in stormwater run-off that can reach the beaches, and ultimately the Atlantic Ocean.

In September 2005, we executed a Joint Marketing Agreement with Biophage Pharma, Inc. The agreement enables both companies to market an end-to-end pathogen detection and control system. The combined marketing efforts will promote our EcaFlo™ equipment, in its role as an environmentally-responsible pathogen control method, and Biophage Pharma PDS® Biosensor, which is a rapid and efficient system that can detect and quantify living pathogens. When combined, these systems will allow for the rapid detection of harmful pathogens and the means necessary to manage or eliminate them.

Essential Oils Extraction Division:

Negotiations with the Coach House Group, UK, are being held relative to the costing and delivery of the extraction plant that I.E.T., Inc. undertook in the third quarter of 2004. I.E.T., Inc. paid the Coach House Group $84,000 in the first quarter of 2004 for a 150-liter oil extraction “plant” that will be utilized by the company (2/3 capacity) and its university research partners (1/3 capacity). I.E.T., Inc. had quotes for the “plant” prepared and submitted by United States companies in order to get the very best price for the equipment. Discussions with the Coach House Group center on ordering this equipment. I.E.T., Inc. has initiated marketing efforts for its extracted essential oils within the nutraceutical, pharmaceutical and food additive industries. Although these efforts are preliminary, the contact base is being developed so that markets will be easier to penetrate when this Division is operational. We continue to explore business structures that will best fit this Division’s needs.

Liquidity and Capital Resources

Liquidity is a measure of a company’s ability to meet potential cash requirements. We have historically met our capital requirements through the issuance of stock and by borrowings. In the future we believe we will be able to provide the necessary liquidity we need by the revenues generated from the sales of our products.

As of June 30, 2005, we had working capital of $(38,760). Our net cash used in operating activities for the six-month period ended June 30, 2005 was $(467,431) as compared to $(341,476) for the period ended June 30, 2004. This decrease in working capital of $125,955 was directly related to us becoming an operating company with product development and sales. In the past our focus was on capital generation and product development while now we are transforming into a company whose focus will be product marketing and sales along with the testing of new products that will generate revenue for us.

We used very little of our cash for investing activities in 2005 as the first six-months we only acquired new equipment of $2,085. In 2004 we had property and equipment additions of $481,258. We anticipate that in the near future as our operations expand we will need to acquire additional equipment that will support our growing operations.

We raised $529,791 in financing activities in the six-month period ended June 30, 2005 as compared to $712,462 for the same period in 2004. The capital we raised in 2005 was $300,745 from the sale of our common stock and $229,046 from debt financing. In 2004 we raised $380,101 from the sale of our common stock and we borrowed $332,361. We will continue to sell our stock and obtain debt financing in order to support our operations. As our revenues increase we will pay off our short term financing.

Financing. On February 1, 2005, we entered into a Promissory Note with United Capital Group, Inc. for the principal amount of $50,000. Pursuant to the note we promised to pay to the order of United Capital Group, Inc. the sum of $50,000 together with interest thereon at 6% per annum on any unpaid balance. According to the note the outstanding principal and accrued but unpaid interest was due and payable on February 16, 2005. On June 16, 2005, we entered into another promissory note to extend the maturity date to January 16, 2006. Pursuant to the new note, United Capital may convert the note into shares of our common stock. The conversion rate is at $0.10 per share. We also agreed to issue 50,000 shares of our common stock to United Capital. The 50,000 shares were issued on July 13, 2005.

On March 28, 2005, we entered into a demand note with one of our stockholder’s for $25,000 with an interest rate of 6%. As of June 30, 2005, we still owed $6,250.

The Company has a line of credit from Crescent bank in the amount of $50,250 with interest at prime plus 1%. At June 30, 2005 the line of credit had a balance due of $50,000.

On April 1, 2005, we executed a promissory note payable to DaVinci-Franklin Fund I, LLC in the amount of $150,000 (“Note”) plus interest according to the provisions provided in the promissory note attached as an exhibit to the Form 8-K filed on April 13, 2005. The Note is secured by a second mortgage on our real property located at 4235 Commerce Street, Little River, SC 29566. On September 21, 2005, we paid $50,000 towards the note and have a balance of $150,000 due on or before October 28, 2005.

Satisfaction of our cash obligations for the next 12 months.

As of June 30, 2005, our cash balance was $239,526. We believe that this amount will provide sufficient cash for the next four months. Our plan for satisfying our cash requirements for the next twelve months is through additional equity, third party financing, and/or traditional bank financing. We anticipate sales-generated income during that same period of time, but do not anticipate generating sufficient amounts of revenues to meet our working capital requirements. Consequently, we intend to make appropriate plans to insure sources of additional capital in the future to fund growth and expansion through additional equity or debt financing or credit facilities.

Since inception, we have financed cash flow requirements through debt financing and the issuance of common stock for cash and services. As we expand operational activities, we may continue to experience net negative cash flows from operations, pending receipt of sales or development fees, and will be required to obtain additional financing to fund operations through common stock offerings and debt borrowings to the extent necessary to provide working capital.

We anticipate incurring operating losses over the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving technology markets. Such risks include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks we must, among other things, implement and successfully execute our business and marketing strategy, continue to develop and upgrade technology and products, respond to competitive developments, and continue to attract, retain and motivate qualified personnel.

There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Going Concern

The financial statements included in this filing have been prepared in conformity with generally accepted accounting principles that contemplate the continuance of the Company as a going concern. The Company's cash position may be inadequate to pay all of the costs associated with testing, production and marketing of products. Management intends to use borrowings and security sales to mitigate the effects of its cash position, however no assurance can be given that debt or equity financing, if and when required will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue existence.

EcaFlo™ Division

Product development within this division has moved ahead at a rapid pace throughout the first and second quarter of 2005. As a result of positive laboratory test results from the Water Quality Lab at Coastal Carolina University and sanctioned independent laboratories located in proximity to developing customers, in combination with internal profit margin comparisons between prototype EcaFloTM devices and their respective markets, we have been able to make decisions regarding market entry with our own specifically designed and engineered devices. We have passed the design/engineering stage for specific 4-, 8-, 16-, 24-, and 32-FEM EcaFloTM devices and our engineering department has finalized vendor relations with strategic suppliers. Our administrative service department has finalized credit relations with these vendors in order to receive ordered parts by purchase order, and, as these device components have been received, the engineering department has assembled multi-FEM units and tested the devices in our own “shop.” Technical support is being provided to our engineering department by our licensor’s personnel, who are knowledgeable in all matters concerning the ECA science, the technology and any modifications we need to make to achieve optimal efficacy for practical applications, with supplementation by our consultant, Dr. Richard P. Moss. Vital testing results have significantly improved our ability to complete our goals ahead of time and enter our markets with specific EcaFloTM devices with a firm confidence level.

On January 24, 2005, we sold our first EcaFloTM 080 device to a Colorado-based oilfield service company specializing in production enhancement of oil and gas wells.

On June 9, 2005, we issued a press release announcing the introduction and initial sale of our EcaFloTM Model 240 to Antero Resources Corporation, a petroleum production company. The Model 240 is one of our expanding line of EcaFloTM units, including the Model 40, Model 080, Model 240, Model 480 and Model 960.

On August 31, 2005, we announced the sale of an EcaFlo™ Model 40 to Yates Petroleum, the largest petroleum industry producer in the state of New Mexico. The sale of this 4-FEM, smaller volume, anolyte producer to another petroleum production company is part of our plan for moving further into the petroleum industry with EcaFlo™ equipment that meets customer needs for treatment of source water, produced water and “frac” fluids.

Current research initiatives are centered on providing specific water quality regulatory agencies with toxicity testing reports that will serve to quell any question that may arise regarding the potential of negative impact on the environment (i.e.: estuary) associated with the use of ECA solutions. We are finding that, through the use of test data and technical expertise, we are able to better educate environmental regulators and gain their support and endorsement for certain ECA applications within the storm water treatment arena, the petroleum industry, and with food and beverage safety control agencies. At petroleum industry trade shows, our marketing and sales department personnel was able to produce test results showing potential customers that aliquots of petroleum well “frac” waters that were treated with a 1% EcaFloTM device-generated anolyte solution showed total bacteria kill in less than 10 minutes. Furthering that data, our approach is to point out that these kinds of results eliminate the need for voluminous regulatory compliance paperwork to be submitted, in addition to costing less than the use of traditional biocidal chemicals that are currently put into “frac water.” The petroleum industry market continues to develop as a result of our strategic alliance with Pentagon Technical Services, a small consulting firm with ties into this industry, which has contracted with us as a manufacturer’s representative/sales and distribution agent.

We are continuing our research to identify opportunities where we can provide our innovative technology in value-added services within the food and beverage production and processing industry, medical and healthcare markets, the hospitality industry, as well as in homeland defense applications.

We are working together with Coastal Carolina University and Clemson University to develop a more comprehensive approach to documenting test results that pertain to the use of EcaFloTM in a plethora of applications.

Further research and development efforts will be implemented with our strategic university partners, going concerns within the petroleum and wine industries, and possibly, with nationally accredited research labs. We view research and development as an integral portion of our product development plan and will use the measurable outcomes from research projects as catalysts for market development. The results of this research guide us in determining what to design and build and who will buy “it.”

Essential Oils Division

We are currently working on a strategic plan intended to address the best method for establishing a wholly owned subsidiary company for this division. In order to fully focus on the momentum we have built in the EcaFloTM Division, we believe it prudent to hold the intellectual property contained in the Essential Oils Extraction Division in a separate company whereby our current stockholders will benefit by distributing shares in both technology companies. We are in the early stages of investigating the best structure for this division, and will continue exploring options.

The verbal commitment to Clemson University’s Nutraceutical Research Institute (NRI), to join as a “Supporting Member” upon receipt and installation of extraction equipment within our facility, remains intact. In addition to the lab availability at Coastal Carolina University, we have found that Clemson University, a world renowned, agricultural, land-grant university is anxious to associate itself with research that we need to further our goal of introducing an environment-friendly source of pure essential oils into the nutraceutical and pharmaceutical industries. Costs associated with this membership have been analyzed and it remains in the Company’s best interest to join this group at such time as the Essential Oils Extraction Division is structured appropriately.

Expected Purchase or sale of plant and significant equipment.

We continue to be involved in negotiations with the Coach House Group, UK, our joint venture partner, who provide us with the Naturol essential oils extraction technology. These discussions are centered on the $84,000 deposit we paid for this extraction equipment to SPDG Naturol - the Coach House Group - in January of 2004. Discussions with Coach House Group continue in anticipation of developing a strategy to move the technology forward in the future.

Significant changes in the number of employees.

We currently have 7 full time employees, 3 permanent part time employees, 1 part time temporary employee, and 3 sales representatives/industry expert consultants. The 7 full time employees are engaged in management, marketing and sales, engineering and administrative services; our part time employees are within our engineering and production department; and each of the industry expert consults we engaged provide expertise in technical/scientific, electrochemical activation, and/or market area networks that support to the EcaFloTM Division of our Company, and the other consultants we have engaged, not included in the above count of staff, provides us with investor, public, and market relations. We continue to anticipate an increase in employees in the next twelve months as we add assembly personnel, shipping and receiving personnel and additional administrative support personnel.

Critical Accounting Policies and Estimates

Our discussion of financial condition and results of operations is based upon the information reported in our financial statements. The preparation of these statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates due to changes in circumstances, weather, politics, global economics, mechanical problems, general business conditions and other factors. Our significant accounting policies are detailed in Note 1 to our financial statements for the year ended December 31, 2004, included elsewhere in this prospectus.

Off-Balance Sheet Arrangements.

As of June 30, 2005, we did not have any off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DESCRIPTION OF PROPERTY

Our main production facility is currently located at 4235 Commerce Street in the Strand Industrial Park, Little River, South Carolina. The building is approximately 12,000 square feet and is located on two lots. We made basic, necessary improvements to the building, but overall, management believes the building is in excellent condition.

We purchased this property for a price of $380,569. Our mortgage interest rate is 0.5% over the bank prime rate and can be adjusted daily with a maximum interest rate of 8% and a minimum interest rate of 4.5%. The current rate is 4.5% and the term of the loan is five years on a 30-year amortization with the final principal payment due on February 22, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 27, 2003, we entered into a Consulting Agreement with William E. Prince, whereas Mr. Prince agreed to continue the establishment of a corporate operation in North Carolina and provide all services necessary as President and Chief Executive Officer. We agreed to pay Mr. Prince $5,000 monthly for services rendered pursuant to the Agreement. We also agreed to pay for travel and expenses incurred in the performance of the Agreement. A copy of the Consulting Agreement was attached as an exhibit to Form 10-QSB filed on November 19, 2003. The agreement expired on December 31, 2003 and as of February 1, 2004 Mr. Prince was added to the Company’s payroll. Mr. Prince is no longer a consultant of the Company, but remains as CEO, President and Director of the Company.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

Our common stock is quoted under the symbol “IEVM” on the OTC Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current “bids” and “asks” as well as volume information. The OTC Bulletin Board is not considered a “national exchange.” Our common shares commenced trading on the OTC Bulletin Board on July 19, 2000. The following table sets forth the quarterly high and low bid prices for our common stock during our last two fiscal years and for the first, second and third quarter of 2005 as reported by the National Quotations Bureau. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

	2003
	High	Low
1st Quarter	0.07	0.015
2nd Quarter	0.06	0.04
3rd Quarter	0.13	0.04
4th Quarter	0.26	0.08

	2004
	High	Low
1st Quarter	0.95	0.23
2nd Quarter	0.62	0.17
3rd Quarter	0.50	0.15
4th Quarter	0.34	0.19

	2005
	High	Low
1st Quarter	0.35	0.13
2nd Quarter	0.23	0.10

(b) Holders of Common Stock

As of September 30, 2005, we had approximately 141 stockholders of record of the 35,147,793 shares outstanding.

(c) Dividends

The Board of Directors has not declared any dividends due to the following reasons:

1.	The Company has not yet adopted a policy regarding payment of dividends;
2.	The Company does not have any money to pay dividends at this time;
3.	The declaration of a cash dividend would result in an impairment of future working capital; and
4.	The Board of Directors will not approve the issuance of a stock dividend.

(d) Securities authorized for issuance under equity compensation plans.

Consultant and Employee Stock Compensation Plan

2002 Stock Option Plan

The following description applies to the stock option plan which we adopted in July of 2002; no options have been granted under this plan as of the date of this filing.

We have reserved for issuance an aggregate of 2,000,000 shares of common stock under our 2002 Stock Option Plan. This plan is intended to encourage directors, officers, employees and consultants to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for our continued success and growth, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

Officers (including officers who are members of the board of directors), directors (other than members of the stock option committee to be established to administer the stock option plan) and other employees and consultants and its subsidiaries (if established) will be eligible to receive options under the stock option plan. The committee will administer the stock option plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the stock option plan.

Non-qualified stock options will be granted by the committee with an option price equal to the fair market value of the shares of common stock to which the non-qualified stock option relates on the date of grant. The committee may, in its discretion, determine to price the non-qualified option at a different price. In no event may the option price with respect to an incentive stock option granted under the stock option plan be less than the fair market value of such common stock to which the incentive stock option relates on the date the incentive stock option is granted.

Each option granted under the stock option plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this plan when some awards may be exercised. In the event of a change of control (as defined in the stock option plan), the date on which all options outstanding under the stock option plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

Consultant and Employee Stock Compensation Plan

Effective August 27, 2003, we adopted a Consultant and Employee Stock Compensation Plan. The maximum number of shares that may be issued pursuant to the plan is 2,500,000 shares. As of December 31, 2004, 530,500 shares have been granted under this plan.

Consultant and Employee Stock Compensation Plan

Effective January 21, 2004, we adopted another Consultant and Employee Stock Compensation Plan. The maximum number of shares initially available pursuant to the plan was 500,000 shares. On December 27, 2004, we amended the compensation plan to make available an additional 4,000,000 shares of common stock. As of December 31, 2004, 500,000 shares have been issued under this plan.

Equity Compensation Plans Information

We currently maintain equity compensation plans to allow the Company to compensate employees, directors, consultants and certain other persons providing bona fide services to the Company or to compensate officers, directors and employees for accrual of salary, through the award of our common stock. The following table sets forth information as of December 31, 2004 regarding outstanding shares granted under the plans, warrants issued to consultants and options reserved for future grant under the plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)

Equity compensation plans approved by stockholders	--	$ --	--

Equity compensation plans not approved by stockholders	0	$0	7,969,500 (1)

Total	0	$0	7,969,500

(1)            Includes 2,000,000 options, 1,969,500 shares from the 2003 plan and 4,000,000 shares from the 2004 plan, available for issuance.

These plans are intended to encourage directors, officers, employees and consultants to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for its continued success and growth, to aid in retaining individuals who put forth such effort, and to assist in attracting the best available individuals to the Company in the future.

EXECUTIVE COMPENSATION

The following table sets forth the cash compensation of the Company’s chief executive officer during the last two fiscal years of the Company. The remuneration described in the table does not include the cost of the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individuals that are extended in connection with the conduct of the Company’s business.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock	Options	Others
William E. Prince (1) President/Director	2003 2004	$29,000 $67,000	-0- -0-	-0- -0-	-0- 300,000 shares (2)	-0- -0-	-0- -0-

(1)	Mr. Prince was appointed as an officer and director of the Company on August 27, 2003.
(2)

Of the 300,000 shares, 100,000 shares were issued to Mr. Prince as a sign on bonus for serving as an officer and director of the Company and the 200,000 shares were issued as partial compensation for the year.

Employment Agreements

William E. Prince

On January 3, 2005, we executed an Employment Agreement with William E. Prince, wherein Mr. Prince agreed to serve as the Company’s President and Chief Executive Officer. We agreed to pay Mr. Prince an annual compensation of $74,400, in equal, monthly installments payable on the 1st day of each month. The term of the agreement is for 5 years, which began on January 1, 2004 and shall end on December 31, 2009. A copy of the agreement was attached as an exhibit to form 10-KSB filed on March 30, 2005.

Marion C. Sofield

On January 3, 2005, we executed an Employment Agreement with Marion C. Sofield, wherein Ms. Sofield agreed to serve as Executive Vice President of Operations. We agreed to pay Ms. Sofield an annual compensation of $60,000, in equal, monthly installments payable on the 1st day of each month. The term of the agreement is for 5 years, which began on March 1, 2004 and shall end on December 31, 2009. We amended Ms. Sofield’s Employment Agreement to change the amount of her annual compensation from $60,000 to $72,000 effective March 1, 2005. A copy of the agreement and amendment were attached as exhibits to form 10-KSB filed on March 30, 2005.

Steve Johnson

On February 10, 2005, we executed an Employment Agreement with Steve Johnson, wherein he agreed to be employed as the Company’s Regional Sales Manager – Southeastern Division. We agreed to pay Mr. Johnson an annual compensation of $60,000, paid monthly, plus medical insurance, car allowance, office set up in his home, and a credit card for business expenses. We will also pay Mr. Johnson commission, paid quarterly on both individual sales made by Mr. Johnson and on units sold through distributors established by Mr. Johnson. We also agreed to issue Mr. Johnson a sign-on stock bonus of 10,000 shares of our restricted common stock (issued on March 18, 2005). As of the date of this filing approval from our Board of Directors is pending. Additionally, if our Board of Directors accepts an Employee 2005 Stock Option Plan, Mr. Johnson will receive quarterly grants of options to purchase 5,000 shares of our restricted common stock. The stock option terms will be determined in conjunction with the Board of Directors acceptance of the Employee Stock Option Plan. A copy of the employment agreement was attached as an exhibit to form 10-KSB filed on March 30, 2005.

Termination of Employment

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Consideration set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

Director Compensation and Other Arrangements

All directors will be reimbursed for expenses incurred in attending Board or committee, when established, meetings. From time to time, certain directors who are not employees may receive shares of our common stock.

Compensation Committee

We currently do not have a compensation committee of the board of directors. Until a formal committee is established our entire board of directors will review all forms of compensation provided to our executive officers, directors, consultants and employees, including stock compensation.

Option Grants in Last Fiscal Year

No stock options were granted during fiscal year 2004. The Company issued restricted stock awards in lieu of stock options.

Long-Term Incentive Plan – Awards in Last Fiscal Year

Name (a)	Number of shares, units or other rights (#) (b)	Performance or other period until maturity or payout (c)	Estimated future payouts under non-stock price-based plans
			Threshold ($ or #) (d)	Target ($ or #) (e)	Maximum ($ or #) (f)

William E. Prince	300,000 (1)	None	50,000 (2)	None	800,000 (3)

1.	Of the 300,000 shares 100,000 was issued as a sign-on bonus and 200,000 was issued as partial compensation for the fiscal year 2004.
2.	Threshold: Represents the number of shares issued quarterly as partial compensation for the fiscal year 2005.
3.

Maximum: Represents the number of shares remaining for future issuance for the next five years assuming we will continue to issue 50,000 shares to Mr. Prince per quarter. The term of Mr. Prince’s employment agreement began on January 1, 2004 and will end on December 31, 2009.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our independent auditors on accounting or financial disclosures.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Financial Statement of Integrated Environmental Technologies, Ltd. as of and for the Fiscal Years Ended December 31, 2004, and 2003:

Interim Financial Statements (Unaudited) of Integrated Environmental Technologies, Ltd. as of and for the Six Months Ended June 30, 2005:

CONDENSED CONSOLIDATED BALANCE SHEET	G-1
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS	G-2
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS	G-3
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	G-4

(The Balance of This Page Intentionally Left Blank)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Integrated Environmental Technologies, Ltd.

We have audited the accompanying consolidated balance sheet of Integrated Environmental Technologies, Ltd. Formerly Naturol Holdings, Ltd. (a development stage company) and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period December 31, 2004 and for the period of June 18, 2001 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Environmental Technologies, Ltd. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 and for the period June 18, 2001 to December 31, 2004 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and had negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Weaver & Martin, LLC

Weaver & Martin, LLC

Kansas City, Missouri

March 29, 2005

Integrated Environmental Technologies, Ltd.

formerly known as Naturol Holdings, Ltd.

(A Development Stage Company)

Consolidated Balance Sheet

	December 31,
	2004	2003
Assets
Current Assets:
Cash	$ 179,251	$ 284,221
Inventory	66,102	15,000
Deposits and prepaid assets	84,915	2,526
Total current assets	330,268	301,747

Building	479,268	-
Equipment	11,289	3,547
Accumulated depreciation	(11,746)	(296)
Total building and equipment	478,811	3,251

Other asset-license agreement net of accumulated amortization of $6,780 and $1,695 at 12/31/04 and 12/31/03	68,220	73,305

	$ 877,299	$ 378,303
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 85,717	$ 61,945
Accrued liabilities	41,363	-
Current maturity of long-term debt	11,000	-
Notes payable	-	5,000
Total current liabilities	138,080	66,945

Long-term debt, net of current maturities	296,204	-

Stockholders' Equity
Common stock 200,000,000 shares authorized par value $0.001, 20,532,793 and 5,068,741 shares issued and outstanding at 12/31/04 and 12/31/03	20,533	5,069
Stock bought or earned not issued	900	7,306
Paid-in capital	2,397,104	812,980
Deficit accumulated during the developmental stage	(1,975,522)	(513,997)
Total stockholders' equity	443,015	311,358

Total liabilities and stockholders' equity	$ 877,299	$ 378,303

See notes to consolidated financial statements

Integrated Environmental Technologies, Ltd.

formerly known as Naturol Holdings, Ltd.

(A Development Stage Company)

Consolidated Statement of Operations

	Year Ended December 31,		From Inception June 18, 2001 to December 31,
	2004	2003	2004
Professional fees	$ 774,550	$ 78,759	$ 1,010,396
Administration fee	20,000	100,600	120,600
Salary	412,875	29,000	441,875
Insurance expense	32,292	-	32,292
License fee	-	-	50,000
Depreciation and amortization	16,536	1,991	18,527
Rent	19,225	11,250	30,475
Expense of affiliate	-	-	3,875
Product testing	14,928	10,750	25,678
Office & miscellaneous expense	105,287	7,548	136,549
Travel & entertainment	53,268	7,390	75,425
	1,448,961	247,288	1,945,692
Other (income) expense:
Interest income	(804)	-	(804)
Interest expense	13,368	9,474	30,634
	12,564	9,474	29,830

Net loss	$ 1,461,525	$ 256,762	$ 1,975,522

Net loss per share basic and diluted	$ (0.10)	$ (0.05)	$ (0.21)

Weighted average shares outstanding	15,333,640	5,068,741	9,546,881

See notes to consolidated financial statements

Integrated Environmental Technologies, Ltd.

formerly known as Naturol Holdings, Ltd.

(A Development Stage Company)

Statement of Stockholders' Equity

	Common Stock			Stock Bought or Earned Not Issued	Subscription Receivable	Paid In Capital	Deficit Accumulated During The Developmental Stage	Total Stockholders' Deficit
	Per Share	Shares	Amount
Inception date June 18, 2001-shares sold	$0.005	9,680,000	$ 9,680	$ -	$ (5,680)	$ 37,280	$ -	$ 41,280
Shares sold	1.25	67,000	67	-	-	83,415	-	83,482
Reverse merger	0.005	5,253,004	5,253	-	-	(52,765)	-	(47,512)
Net loss		-	-	-	-	-	(161,022)	(161,022)
Balance January 31, 2002		15,000,004	15,000	-	(5,680)	67,930	(161,022)	(83,772)

Shares cancelled		(9,931,261)	(9,931)	-	5,680	4,251	-	-
Net loss		-	-	-	-	-	(96,213)	(96,213)
Balance December 31, 2002		5,068,743	5,069	-	-	72,181	(257,235)	(179,985)

Stock bought not issued - 4,750,000 shares	0.10	-	-	4,750	-	470,250	-	475,000
Options issued		-	-	-	-	17,500	-	17,500
Debt converted into stock but stock not issued - 2,556,050 shares	0.10	-	-	2,556	-	253,049	-	255,605
Net loss		-	-	-	-	-	(256,762)	(256,762)
Balance December 31, 2003		5,068,743	5,069	7,306	-	812,980	(513,997)	311,358

Stock Sold	0.10	4,200,000	4,200	-	-	346,096	-	350,296
Stock bought not issued	0.10	7,306,050	7,306	(7,306)	-	-	-	-
Options exercised	0.10	500,000	500	-	-	49,500	-	50,000
Stock for employee services	0.32	530,500	531	-	-	168,740	-	169,271
Stock Sold	0.20	2,120,000	2,120	-	-	345,496	-	347,616
Stock bought not issued	0.20	-	-	150	-	29,850	-	30,000
Warrants issued for services		-	-	-	-	206,500	-	206,500
Stock issued for services	0.28	807,500	807	750	-	437,942	-	439,499
Net loss			-	-	-	-	(1,461,525)	(1,461,525)
Balance December 31, 2004		20,532,793	$ 20,533	$ 900	$ -	$ 2,397,104	$ (1,975,522)	$ 443,015

See notes to consolidated financial statements

Integrated Environmental Technologies, Ltd.

formerly known as Naturol Holdings, Ltd.

(A Development Stage Company)

Consolidated Statement of Cash Flows

	Year Ended December 31,		From Inception June 18, 2001 to December 31,
	2004	2003	2004
Cash flows from operating activities:
Net loss	$ (1,461,525)	$ (256,762)	$ (1,975,522)

Adjustments to reconcile net loss to net cash used in operating activities -
Depreciation and amortization	16,535	1,991	18,526
Warrants issued for services	206,500	17,500	224,000
Stock issued for services	608,769	-	658,769
Changes in operating assets and liabilities:
Inventory	(51,102)	(15,000)	(66,102)
Deposits and prepaid assets	(82,389)	(2,526)	(84,915)
Accounts payable	73,773	(3,991)	85,717
Accrued liabilities	41,363	-	41,363
Cash used in operating activities	(648,076)	(258,788)	(1,098,164)

Cash flows from investing activities:
Purchase of building and equipment	(487,010)	(3,547)	(490,557)
Purchase of license agreement	-	(75,000)	(75,000)
Cash used in investing activities	(487,010)	(78,547)	(565,557)

Cash flows from financing activities:
Payments on long-term debt	(11,546)	-	(11,546)
Note payable, net	(5,000)	146,312	229,106
Increase in long-term debt	318,750	-	318,750
Proceeds from the sale of common stock	727,912	475,000	1,306,662
Cash provided by financing activities	1,030,116	621,312	1,842,972

Increase (decrease) in cash	(104,970)	283,977	179,251
Cash beginning of period	284,221	244	-
Cash end of period	$ 179,251	$ 284,221	$ 179,251

Supplemental disclosure of cash flow information:
Cash paid for interest	$ 13,368	$ 7,500	$ 30,634
Cash paid for income taxes	-	-	-

Noncash financing activities:
Stock issued for subscription receivable	$ -	$ -	$ 28,400
Stock issued and note assumed in reverse merger	-	-	52,765
Stock returned to the Company and cancelled	-	-	9,931
Reverse stock split	-	-	60,000
Stock issued for accounts payable through exercise of options	-	-	50,000
Stock issued for conversion of note payable	-	255,605	255,605
Stock issued to employees	169,271	-	169,271
Stock issued for services	439,500	-	439,500

See notes to consolidated financial statements

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Integrated Environmental Technologies, Ltd. (IET) formerly Naturol Holdings Ltd., (NHL) formerly Coronado Explorations Ltd., (CEL) a Delaware corporation, was incorporated on February 2, 1999. On January 17, 2002, NHL completed a triangular merger between Coronado Subsidiary Corp (CSC), a Nevada corporation and a wholly owned subsidiary of NHL, and Naturol Inc. (Naturol), a Nevada corporation, whereby NHL issued 10,000,002 shares of its common stock in exchange for 100% of Naturol’s outstanding common stock. Pursuant to the merger, Naturol merged with CSC wherein CSC ceased to exist and Naturol became a wholly owned subsidiary of NHL. NHL assumed a note due from CEL to a stockholder of Naturol totaling $26,500. Also 5,000,000 outstanding shares of CEL remained outstanding. Naturol exchanged the 10,000,002 shares received in the merger with its stockholders who held 9,747,000 shares. The par value of the CEL shares ($25,000) that remained outstanding, the par value of the excess shares issued in the exchange for Naturol shares ($1,265) and the note value ($26,500) were offset to paid in capital. There were no assets or operating activities of CEL as it was a development stage entity. These financial statements are of Naturol since its inception of June 18, 2001. CEL’s fiscal period ended on January 31 so the 2002 fiscal year ended on January 31, 2002. The Company changed its year-end to December 31 in 2002. The Company changed its name to IET on April 23, 2004.

In the fiscal year ended December 31, 2002, the Company acquired a 49% interest in Naturol (Canada) Limited with the remaining 51% owned by one of its officers (that officer is no longer involved with the Company). The Canadian affiliate had begun operations in November 2001. On December 16, 2002, the Company returned all of its ownership interest in Naturol, (Canada) Limited. During the eleven month period ended December 31, 2002, the Company had expenses totaling approximately $3,875 relating to its investment in Naturol (Canada) Limited.

Principles of Consolidation

The financial statements include IET and its wholly owned subsidiary I.E.T., Inc. All significant intercompany transactions and balances have been eliminated.

Basis of Presentation

The Company is currently a development stage enterprise reporting under the provisions of Statement of Financial Accounting Standards no. 7. The Company’s activities to date have been limited to organizational activities including developing and implementing its business plan, establishing business strategies and formulating a strategy to raise equity.

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying amounts of cash, accounts payable and accrued liabilities approximate fair value because of their short-term nature.

Loss Per Share

Basic and diluted loss per share was computed in accordance with Statement of Financial Accounting Standards No. 128. Basic loss per share is computed by dividing the net loss available to common stockholders (numerator) by the weighted average of common shares outstanding (denominator) during the period and excludes the potentially diluted common shares. Diluted net loss per share gives effect to all potential diluted common shares outstanding during a period. There were no potentially diluted common shares outstanding on December 31, 2004 and 2003.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount and disclosure of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and certificates of deposit that mature within three months of the date of purchase.

Impairment of Long-lived assets

The Company reviews the carrying value of long-lived assets at each balance sheet date to determine if any impairment exists. Recoverability is assessed using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. The Company measures impairment using discounted cash flows of future operating results based upon a rate that corresponds to its cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds discounted cash flows of future operations.

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company has not recognized any revenue during its corporate existence but it’s their policy to recognize revenue when products are shipped to customers.

Inventory

Inventory of water purification devices is valued at the lower of cost or market (first-in, first-out) method.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes and liabilities are computed annually for differences between financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax computations are based on enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income. A valuation allowance is established when it is necessary to reduce deferred income tax assets to the expected realized amounts.

Recent Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which revised SFAS No. 123 and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that companies recognize compensation expense associated with grants of stock options and other equity instruments to employees in the financial statements. Compensation cost will be measured based on the fair value of the instrument on the grant date and will be recognized over the vesting period. This pronouncement applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. The Company anticipates that the effect of adopting this statement will not have a material effect on the financial statements.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is on a straight-line method using the estimated lives of the assets (5-39 years).

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Amortization of the right to market the patent is on the straight-line method using the remaining life of the patent of 177 months beginning September 2003.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.

NOTE 2 - GOING CONCERN

The Company’s financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the ability in its endeavors to seek additional sources of capital, and in attaining future profitable operations. The Company’s management is currently initiating their business plan and in the process of raising additional capital. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - COMMON STOCK

The Company had a subscription receivable for the sale of stock totaling $28,000. The receivable was eliminated when a stockholder returned 9,931,261 shares of its stock on November 1, 2002. That stock was cancelled.

The Company’s Board of Directors approved a stock option plan on July 22, 2002 totaling 2,000,000 shares of common stock.

On July 22, 2002, the Company’s Board of Directors approved a 1 for 5 reverse stock split. The financial statements have been retroactively adjusted for this reverse split.

Effective August 27, 2003, the Company adopted a Consultant and Employee Stock Compensation Plan. The maximum number of shares that may be issued pursuant to the plan is 2,500,000 shares. As of December 31, 2004, 530,500 shares have been granted.

On August 27, 2003, the Company issued a warrant to purchase 500,000 shares of common stock at $0.10 per share to Stoecklein Law Group (SLG) for partial payment of professional services. Using the Black-Scholes pricing model, the options were valued at $17,500 resulting in a credit to paid-in capital and a charge to professional fee expense.

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - COMMON STOCK (Continued)

The factors used in the valuation were interest rate of 3.42%; days to expiration 1,325, strike price $0.10, volatility 32.75% and yield as 0%. On January 5, 2004, the warrants were exercised. The Company had a $50,000 payable recorded as due to SLG and this was used for the exercise price of the warrants.

On August 27, 2003, the Company agreed to issue 2,556,052 shares of common stock to 3GC Ltd., a Nevada Corporation, pursuant to an Equity-for-Debt Exchange Agreement, whereas 3GC exchanged $255,605 of current notes due to 3GC for the 2,556,052 shares of common stock. The shares were not issued at December 31, 2003. The par value of the stock of $2,556 was recorded in the equity account stock bought or earned not issued at December 31, 2003. In fiscal 2004 the shares were issued.

On August 28, 2003, a sale of 250,000 shares of common stock was made to an individual accredited investor for a total purchase price of $25,000, all of which was paid in cash. The shares were not issued at December 31, 2003 and the par value of $250 was recorded in the equity account stock bought or earned not issued. In fiscal 2004 the shares were issued.

On September 4, 2003, a sale of 250,000 shares of common stock was made to an individual accredited investor for a total purchase price of $25,000, all of which was paid in cash. The shares were not issued at December 31, 2003 and the par value of the shares $250 was recorded in the equity account stock bought or earned not issued. In fiscal 2004 the shares were issued.

On September 22, 2003, a sale of 850,000 shares of common stock was made to an individual accredited investor for a total purchase price of $85,000, $75,000 of which was paid in cash and a note receivable of $10,000. The note was subsequently paid. The shares were not issued at December 31, 2003 and the par value of the shares of $850 was recorded in the equity account stock bought or earned not issued. In fiscal 2004 the shares were issued.

On September 24, 2003, a sale of 100,000 shares of common stock was made to an individual accredited investor for a total purchase price of $10,000, all of which was paid in cash. The shares were not issued at December 31, 2003 and the par value of the shares of $100 recorded in the equity account stock bought or earned not issued. In fiscal 2004 the shares were issued.

In December 2003, a sale of 3,300,000 shares of common stock was made to accredited investors for a total purchase price of $330,000, all of which was paid in cash. The shares were not issued at December 31, 2003 and the par value of $3,300 was recorded in

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - COMMON STOCK (Continued)

the equity account stock bought or earned not issued. In fiscal 2004 the shares were issued.

Effective January 21, 2004, the Company adopted a Consultant and Employee Stock Compensation Plan. The maximum number of shares initially available to be issued pursuant to the plan was 500,000 shares. On December 27, 2004, the Company amended the compensation plan to make available an additional 4,000,000 shares of common stock. As of December 31, 2004, 500,000 shares have been issued under this plan.

In January 2004, a sale of 4,200,000 shares of common stock was made to accredited investors for a net purchase price of $350,296, all of which was paid in cash. The cost relating to the security sales was $69,024. Cost consisted of travel expenses by a stockholder who was assisting the Company in the sale of its stock and legal fees. On August 20, 2004, the Company issued one “A” warrant and one “B” warrant to the investors that purchased stock in the stock offering that commenced December 15, 2003 and closed on March 26, 2004. Each of the stockholders received one “A” warrant and one “B” warrant for every 10 shares of common stock they purchased. Each “A” warrant can be used to purchase a share of our common stock for a price of $.50 per share and the warrants expire December 31, 2005. Each “B” warrant can be used to purchase a share of our common stock for a price of $1.00 per share and expire on December 31, 2006. There were no warrants exercised at December 31, 2004 and a total of 685,000 “A” and “B” warrants are outstanding.

In the fourth quarter of 2004, a sale of 2,270,000 shares of common stock was made to accredited investors for a total purchase price of $452,921, all of which was paid in cash. The price of the stock that was sold was $.20 per share. Each share purchased included an “A’ warrant that allowed for the purchase of a share of our common stock for $.50 per share until December 31, 2005 and a “B” warrant that allowed for the purchase of a share of our common stock at a price of $1.00 per share until December 31, 2006. The costs relating to the sale totaled $75,305, which consisted of legal costs, and travel costs relating to a stockholder that was involved in raising capital. The net amount of the proceeds was $377,616. 150,000 shares were not issued at December 31, 2004 and the par value of the stock of $150 was recorded at December 31, 2004 as stock bought or earned not issued. There were no warrants exercised at December 31, 2004 and a total of 2,270,000 “A” and “B” warrants are outstanding.

Total warrants outstanding at December 31, 2004 were 2,955,000 “A” warrants with an exercise price of $.50 per share and 2,955,000 “B” warrants with an exercise price of $1.00 per share. The “A” warrants expire December 31, 2005 and the “B” warrants expire December 31, 2006.

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - COMMON STOCK (Continued)

During fiscal 2004 the Company issued 530,500 shares of its common stock to employees. The value of the stock on the date of issue was a weighted average price of $0.32 per share. The Company recorded as wage expense $169,270 that was the fair market value of the stock issued.

During fiscal 2004 the Company issued 807,500 shares to consultants and to non-employee Directors of the Company. 50,000 shares of its stock were issued to Mr. Goran Blagojevic, a consultant of the Company. 2,500 shares were issued to each of the three outside Directors (total 7,500 shares). 1,000,000 shares were earned (500,000 shares not issued at December 31, 2004 and the par value of this stock of $500 was recorded as stock bought or earned not issued) by XXR Consulting Inc (XXR). XXR entered into an agreement with the Company on December 8, 2004 to provide consulting services relating to public and investor relations, planning and plans for raising capital for a six-month period. 500,000 shares were earned (of the 500,000 shares 250,000 shares were not issued at December 31, 2004 and the par value of $250 was recorded as stock bought or earned not issued) by Mr. Joseph Schmidt. Mr. Schmidt entered into an agreement with the Company on December 5, 2004 to provide consulting services relating to acquisition and business opportunities, marketing and plans for raising capital for a six-month period. The value of the stock at the date of issue was a weighted average price of $.28 per share. The Company recorded as professional fees expense $439,500 that was the fair market value of the stock issued and earned.

On August 20, 2004, the Company issued 1,000,000 warrants to purchase our common stock at a price of $.25 per share to Gary Grieco. Using the Black-Scholes fair market value pricing model using the assumptions of share price $.44: volatility 94%: yield rate 0%: and an interest rate of 1.70% the Company determined the value of the options were $206,500. The Company recorded as a professional fee the value of the options with an offsetting amount recorded as paid-in capital. The options expired unexercised on December 31, 2004.

From December 20, 2004 through December 22, 2004, the Company sold 6 units consisting of 150,000 shares of restricted common stock, 150,000 series A warrants and 150,000 series B warrants to 3 accredited investors for a total purchase price of $30,000, all of which was paid in cash. As of December 31, 2004, the shares have not been issued.

On December 27, 2004, the Board of Directors made available an additional 4,000,000 shares of the Company’s common stock to the existing Employee and Consultant Stock Plan bringing the total number of shares in that plan to 4,500,000.

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - LICENSE AGREEMENT

The Company had an exclusive license agreement with MGA Holdings Limited whereby the Company was assigned the rights to the invention of a process and apparatus for preparing extracts and oils from natural plants. The only payment on the agreement was made during the period ended January 31, 2002 and was for $50,000. This was recorded as a license expense.

On December 16, 2002, the non-exclusive license agreement was terminated.

On October 14, 2003, the Company’s wholly owned subsidiary IET entered into an agreement with SPDG Naturol Ltd. to pursue the development of a process for extracting oils from botanicals.

On September 4, 2003, the Company's wholly-owned subsidiary entered into a license agreement with Electro-Chemical Technologies, Ltd. (licensor) and Laboratory of Electrotechnology Ltd. (supplier) whereby the Company has an exclusive, royalty-bearing license under the patents and the technical information to purchase, manufacture/assemble (with the exceptions of flow-through electrolytic modules FEM), market, lease, sell, distribute and service Licensed Products throughout the territory for use in licensed applications, provided, however, that license/supplier shall retain the exclusive right to manufacture/assemble FEM's and to supply FEM's to licensee. The license period goes through the date of the last expiration of the patent of the technology (5/2018). A fee of $75,000 was paid for the agreement and that fee will be amortized over the period of September 2003 through May 2018. There will be a royalty of 8% of the net sales price due on any sales made by the Company. The amortization expense for the period ended December 31, 2004 and 2003 was $5,085 and $1,695 respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

In the period ended January 31, 2002 fees totaling $34,773 were incurred with a law firm in which a Director during that period was Senior Counsel of the law firm. That person is no longer a Director of IET.

In 2003 the Company entered into an agreement with Mr. William Prince, currently an Officer of the Company, whereby the Company agreed to pay Mr. Prince $5,000 monthly for his services. The agreement expired on December 31, 2003. The total amount paid to Mr. Prince in the year ended December 31, 2003 was $29,000.

On August 27, 2003, the Company entered into a contractual agreement with Matrix Technology Alliance, Inc. ("Matrix"), wherein Matrix agreed to provide managerial, secretarial, bookkeeping and other clerical support services, including office space. A current employee of the Company formerly acted as the executive director of Matrix. The Company’s employee resigned from the position as executive director of Matrix, effective February 27, 2004 and accepted a position with the Company on March 1, 2004. The contract with Matrix was terminated on March 1, 2004.

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS (Continued)

The Company paid Matrix $20,000 and $100,600 for the years ended December 31, 2004 and 2003 respectively.

One of the Company’s stockholders loaned the Company $25,000 on a demand note. The loan and interest of $414 was repaid by December 31, 2004.

NOTE 6 - NOTES PAYABLE

The Company has a mortgage on its building that is a long-term debt. The interest rate is .5% over the bank prime rate and can be adjusted daily with a maximum interest rate of 8% and a minimum interest rate of 4.5%. The current rate is 5.75% and the term of the loan is five years on a 30-year amortization with the final principal payment due 2/22/09.

Aggregate principal amount of long-term debt as of December 31, 2004 will mature as follows: 2005-$11,000, 2006-$11,670, 2007-$12,400, 2008-$13,128 and 2009-$259,006.

NOTE 7 - INCOME TAXES

The Company does not have an income tax provision in 2004 and 2003. The Company has a loss carry forward of approximately $1,768,000 expiring from 2017 to 2018.

Deferred tax is comprised of the following:

Non-current asset:	2004	2003
Net operating loss	$ 600,000	$180,000
Valuation allowance	(600,000)	(180,000)
Total deferred tax, net	--	--

A percent reconciliation of the provision for income taxes to the statutory federal rate is as follows:

	2004	2003
Statutory federal income tax rate	(34.0%)	(34.0%)
Non deductible expense	5.0%	0.0%
Change in valuation allowance	29.0	34.0%
Effective tax rate	0.0%	0.0%

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company executed a five-month lease for Executive/Guest Space located in Elizabeth City, North Carolina. The Company agreed to pay rent of $1,550 every month beginning on July 24, 2003. The lease terminated on November 24, 2003.

NOTE 9 - PREPAID EXPENSE

The Company has recorded a deposit of $84,000 paid to SPDG Naturol Ltd, not related to any of its companies, for an extraction plant with a capacity of 150 Liter. The Company has not received this plant as of December 31, 2004.

The Company has prepaid insurance of $915 relating to its building. The insurance will be amortized over the one-year life of the policy.

NOTE 10 - SUBSEQUENT EVENTS

From January 6, 2005 through January 27, 2005, the Company sold 8.2 units consisting of 205,000 shares of restricted common stock, 205,000 series A warrants and 205,000 series B warrants to 3 accredited investors for a total purchase price of $41,000, all of which was paid in cash.

On February 1, 2005, the Company borrowed $50,000 from United Capital Group, Inc. The rate of interest is 6%.

On February 2, 2005, the Company issued 500,000 shares of its restricted common stock to XXR Consulting Inc. pursuant to its consulting agreement dated December 8, 2004.

On February 2, 2005, the Company issued 125,000 shares of its restricted common stock to Joseph Schmidt pursuant to its consulting agreement dated November 18, 2004. On February 2, 2005, the Company issued 125,000 shares of its restricted common stock to United Capital Group, Inc. in accordance with Mr. Schmidt’s request pursuant to his consulting agreement dated November 18, 2004.

On March 18, 2005, the Company issued 10,000 shares of its restricted common stock to Steve Johnson as a sign-on bonus pursuant to his employment agreement dated February 10, 2005.

The Company has established a line of credit of $50,000 with its bank.

Index to

Integrated Environmental Technologies, Ltd. Unaudited Financial Statements

Condensed Consolidated Balance Sheet at June 30, 2005	G-1

Condensed Consolidated Statement of Operations for Quarter Ended June 30, 2005 and 2004	G-2

Condensed Consolidated Statement of Cash Flows for Quarter Ended June 30, 2005 and 2004	G-3

Notes to Condensed Consolidated Financial Statements	G-4 – G-7

Integrated Environmental Technologies, Ltd.

(A Development Stage Company)

Condensed Consolidated Balance Sheet

June 30, 2005
(Unaudited)
Assets
Current Assets:
Cash	$ 239,526
Inventory	81,062
Deposits and prepaid assets	84,000
Total current assets	404,588

Building and equipment:
Building	479,268
Equipment	13,374
Accumulated depreciation	(19,068)
Total building and equipment	473,574

Other assets:
Loan Fees net of accumulated amortization $428	5,572
License agreement net of accumulated amortization of $9,322	65,678
Total other assets	71,250
$ 949,412

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 118,062
Accrued liabilities	80,177
Bank line of credit	50,000
Current maturity of long-term debt	10,845
Notes payable	184,264
Total current liabilities	443,348

Long-term debt, net of current maturities	291,141

Stockholders' Equity
Common stock 200,000,000 shares authorized par value $.001, 21,997,793 shares issued and outstanding	21,998
Stock bought or earned not issued	3,050
Paid-in-capital	2,838,034
Deficit accumulated during the developmental stage	(2,648,159)

Total stockholders' equity	214,923
Total liabilities and stockholders' equity	$ 949,412

See notes to condensed consolidated financial statements

Integrated Environmental Technologies, Ltd.

(A Development Stage Company)

Condensed Consolidated Statement of Operations

Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,		From Inception (June 18, 2001) to June 30,
	2005	2004	2005	2004	2005
Sales	$ 20,695	$ -	$ 82,062	$ -	$ 82,062
Cost of goods sold	9,058	-	39,130	-	39,130
Gross profit	11,637	-	42,932	-	42,932

Professional fees and administrative fees	54,547	79,251	267,603	134,187	1,398,599
Salary	109,127	46,067	190,768	159,222	632,643
License fee	-	-	-	-	50,000
Depreciation and amortization	5,359	4,207	10,291	7,860	28,818
Product testing	17,201	-	31,701	-	57,379
Office & miscellaneous expense	106,154	71,843	181,584	91,397	460,201
	292,388	201,368	681,947	392,666	2,627,640
Loss from operations	(280,751)	(201,368)	(639,015)	(392,666)	(2,584,708)

Other (income) expense:
Interest income	-	(664)	(500)	(805)	(1,304)
Interest expense	29,397	2,176	34,121	3,411	64,755
	29,397	1,512	33,621	2,606	63,451
Net loss	$ (310,148)	$ (202,880)	$ (672,636)	$ (395,272)	$ (2,648,159)

Net loss per share basic and diluted	$ (0.02)	$ (0.02)	$ (0.03)	$ (0.05)	$ (0.24)

Weighted average shares outstanding	20,348,059	8,526,098	20,348,059	8,526,098	11,089,385

See notes to condensed consolidated financial statements

Integrated Environmental Technologies, Ltd.

(A Development Stage Company)

Condensed Consolidated Statement of Cash Flows

Unaudited

	Six Months Ended June 30,		From Inception June 18, 2001 to June 30,
	2005	2004	2005
Cash flows from operating activities:
Net loss	$ (672,636)	$ (395,272)	$ (2,648,159)
Adjustments to reconcile net loss to net cash used in operating activities -
Depreciation and amortization	10,291	7,859	28,817
Warrants issued for services	-	-	224,000
Beneficial conversion	7,500	-	7,500
Stock issued for services	130,300	78,000	789,069
Changes in operating assets and liabilities:
Inventory	(14,960)	-	(81,062)
Deposits and prepaid assets	915	(122,632)	(84,000)
Accounts payable	32,345	90,569	118,062
Accrued liabilities	38,814	-	80,177
Cash used in operating activities	(467,431)	(341,476)	(1,565,596)
Cash flows from investing activities:
Purchase of building and equipment	(2,085)	(481,258)	(492,642)
Purchase of license agreement	-	-	(75,000)
Cash used in investing activities	(2,085)	(481,258)	(567,642)
Cash flows from financing activities:
Payments on long-term debt	(5,218)	(6,389)	(16,763)
Bank line of credit, net	50,000	-	279,106
Increase in notes payable, net	184,264	20,000	184,264
Increase in long-term debt	-	318,750	318,750
Proceeds from the sale of common stock	300,745	380,101	1,607,407
Cash provided by financing activities	529,791	712,462	2,372,764
Increase (decrease) in cash	60,275	(110,272)	239,526
Cash beginning of period	179,251	284,221	-
Cash end of period	$ 239,526	$ 173,949	$ 239,526

Supplemental disclosure of cash flow information:
Cash paid for interest	$ 10,507	$ 3,411	$ 41,141
Cash paid for income taxes	-	-	-

Noncash financing activities:
Stock issued for subscription receivable	$ -	$ -	$ 28,400
Stock issued and note assumed in reverse merger	-	-	52,765
Stock returned to the Company and cancelled	-	-	9,931
Reverse stock split	-	-	60,000
Stock issued for accounts payable through exercise of options	-	50,000	50,000
Stock issued for conversion of note payable	-	-	255,605
Stock issued to employees	-	-	172,071
Stock issued for services	-	-	445,500
Beneficial conversion	7,200	-	7,200

See notes to condensed consolidated financial statements

Integrated Environmental Technologies, Ltd.

(A Development Stage Company)

Notes To Condensed Consolidated Financial Statements

Note 1 - Basis of Presentation

The unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation. All such adjustments are of a normal recurring nature. The results of operations for the interim period are not necessarily indicative of the results to be expected for a full year. Certain amounts in the prior year statements have been reclassified to conform to the current year presentations. The statements should be read in conjunction with the financial statements and footnotes thereto included in the Company’s Form 10-KSB for the year ended December 31, 2004.

The Company changed its name to Integrated Environmental Technologies, Ltd. on April 23, 2004.

The Company’s business is in the development stage and its major activities to date have been limited to developing and implementing its business plan, establishing business strategies and raising equity financing.

The financial statements include the Company’s wholly owned subsidiary, I.E.T., Inc. All significant inter-company transactions and balances have been eliminated.

Note 2 - Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s ability to continue as a going concern is dependent upon attaining profitable operations based on the development of products that can be sold. The Company intends to use borrowings and security sales to mitigate the affects of its cash position, however, no assurance can be given that debt or equity financing, if and when required, will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Note 3 - Notes payable

The Company borrowed $50,000 from United Capital Group, Inc. on February 1, 2005 with repayment due February 16, 2005. The Company subsequently has repaid $15,000 and the current balance due is $35,000. The note has an interest rate of 6%. On June 16, 2005, the Company entered into a promissory note agreement to extend the maturity to January 16, 2006. As a part of that agreement the note holder has the ability to convert the note into shares of the Company’s common stock. The conversion rate is at $0.10 per share. At the date the agreement was signed the Company’s stock was trading at $0.12 per share. There was a beneficial

Integrated Environmental Technologies, Ltd.

(A Development Stage Company)

Notes To Condensed Consolidated Financial Statements

conversion of $7,200 based on the difference between the trading price and the conversion price. The beneficial conversion will accrete over the life of the loan and for the quarter ended June 30, 2005 the accretion was $514. This was recorded as additional interest expense. Further as an

Note 3 – Note payable (continued)

inducement to United Capital Group the Company agreed to issue them 50,000 shares of its common stock with a value of $6,000 based on the value the stock was trading on the date of the agreement. This was recorded as a loan fee and will be amortized over the life of the loan. For the quarter ended June 30, 2005 the amortization of the loan fee totaled $428.

The Company borrowed $25,000 from one of its stockholders on March 28, 2005 on a demand note with an interest rate of 6%. At June 30, 2005, the Company still owed $6,250.

The Company has a line of credit from Crescent bank in the amount of $50,250 with interest at prime plus 1%. At June 30, 2005 the line of credit was $50,000.

The Company borrowed $150,000 from DaVinci-Franklin Fund I, LLC, a stockholder. The loan is due on August 29, 2005 and there was a loan fee of $7,500 paid at the date of the loan. Interest of $22,500 was accrued for the quarter ended June 30, 2005. The loan is secured by a second trust deed on the Company’s building.

Note 4 - Common stock and warrants

750,000 shares that were recorded as bought but not issued at December 31, 2004 were issued in the first quarter.

The Company sold 205,000 shares of its stock in the first quarter of 2005 for a net amount of $41,000. The shares were not issued at March 31, 2005 and the par value of the shares is recorded as stock bought not issued. Each share purchased included an A warrant that allowed for the purchase of a share of common stock for $0.50 per share until December 31, 2005 and a B warrant that allowed for the purchase of a share of common stock at a price of $1.00 per share until December 31, 2006.

On March 18, 2005, the Company issued 10,000 shares to an employee. The value of the stock on the date of issue was $0.28 per share and was recorded as wage expense of $2,800.

On March 29, 2005, the Company agreed to issue 850,000 shares of its common stock to a stockholder for services rendered by the stockholder and a cash payment of $42,500. The value of the transaction resulted in professional fee expense totaling $127,500. The 850,000 shares were issued on May 16, 2005.

Integrated Environmental Technologies, Ltd.

(A Development Stage Company)

Notes To Condensed Consolidated Financial Statements

A consultant returned 500,000 shares to the Company as required by its contract. The 500,000 shares were cancelled.

In the second quarter of 2005 the Company sold 30 units for a total purchase price of $225,000. Each unit consists of 100,000 shares of common stock and 50,000 series C warrants to purchase shares of common stock at $0.25 per share until December 31, 2008. The shares were not issued at June 30, 2005 and the par value of the shares is recorded as stock bought not issued. The

Note 4 – Common stock and warrants (continued)

Company has costs of $7,755 related to the raising of this capital which will reduce the amount of paid in capital relating to this transaction.

Note 5 - License agreement

On September 4, 2003, the Company entered into a license agreement with Electro-Chemical Technologies, Ltd. (licensor) and Laboratory of Electrotechnology Ltd (supplier) whereby the Company has an exclusive, royalty-bearing license under the patents and the technical information to purchase, manufacture/assemble (with the exceptions of flow-through electrolytic modules FEM), market, lease, sell, distribute and service Licensed Products throughout the territory for use in licensed applications, provided, however, that license/supplier shall retain the exclusive right to manufacture/assemble FEM’s and to supply FEM’s to licensee. The license period goes through the date of the last expiration of the patent of the technology (5/2018). A fee of $75,000 was paid for the agreement and the fee is amortized over the period of September 2003 through May 2018. There will be a royalty of 8% of the net sales price due on any sales made by the Company. The amortization for the period ended June 30, 2005 was $1,271.

Note 6 - Deposits and prepaid assets

The Company has recorded a deposit of $84,000 paid to SPDG Naturol Ltd, not related to any of its companies, for an extraction plant with a capacity of 150 Liters. The Company has not received this plant as of June 30, 2005.

Note 7 - Subsequent events

On July 13, 2005, the Company issued 50,000 shares of its common stock to United Capital Group, Inc. pursuant to the note payable dated June 16, 2005.

The Company entered into a consulting agreement on July 21, 2005 with CEOcast, Inc. The services to be provided are investor relations for a six month period. The Company agreed to pay a monthly fee of $5,000 and agreed to issue to CEOcast 400,000 shares of common stock.

Integrated Environmental Technologies, Ltd.

(A Development Stage Company)

Notes To Condensed Consolidated Financial Statements

The Company sold an additional 48 units (consisting of 4,800,000 shares of common stock and 2,400,000 shares of series C warrants) for a total purchase price of $360,000. Each unit consists of 100,000 shares of common stock and 50,000 series C warrants to purchase shares of common stock at $0.25 per share until December 31, 2008. Of the 4,800,000 shares, 700,000 were issued on August 10, 2005 and 4,100,000 shares remain unissued as of the date of this filing.

The Company entered into a consulting agreement on August 1, 2005 with a stockholder for the purpose of raising capital. The term of the agreement is for one year and the Company agreed to pay the consultant monthly payments of $2,500.

Note 7 – Subsequent events (continued)

The Company entered into a consulting agreement on August 9, 2005 with Richard Maas. The Company agreed to issue 50,000 shares of its common stock to Mr. Maas. The 50,000 shares were issued on August 10, 2005.

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of common stock offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of a common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

Dealer Prospectus

Delivery Obligation

Until _________, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD. _________, 2005
_____________________ TABLE OF CONTENTS

Prospectus Summary...

Summary Financial Information...

Risk Factors...

About This Prospectus

Available Information

Special Note Regarding Forward-Looking

Information

Use of Proceeds...

Plan of Distribution...

Legal Proceedings...

Directors, Executive Officers, Promoters and

Control Persons...

Security Ownership of Beneficial Owners and

Management ...

Description of Securities...

Interest of Names Experts and Counsel...

Disclosure of Commission Position on Indemnification for Securities Act Liabilities...

Description of Business...

Management’s Discussion and Analysis of

Financial Condition and Results of Operations...

Description of Property...

Certain Relationships and Related Transactions...

Market for Common Equity and Related

Stockholder Matters...

Executive Compensation...

Changes in and Disagreements with Accountants...

Audited Financial Statements for the Years Ended

December 31, 2004 and 2003...

Independent Auditors Report...

Balance Sheet...

Statement of Operations...

Statement of Shareholders’ Equity...

Statement of Cash Flows ...

Notes to Financial Statements...

Unaudited Financial Statements for the Six Months

Ended June 30, 2005...

Balance Sheet...

Statement of Operations...

Statement of Shareholders’ Equity...

Statement of Cash Flows ...

Notes to Financial Statements...

Page 1 4 5 8 8 9 9 16 18 19 21 23 24 24 25 36 46 47 47 49 52 F-1 F-2 F-3 F-4 F-5 F-6 G-1 G-2 G-3 G-4 G-5

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

None of our directors will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or, (iv) for any transaction from which the director derived an improper personal benefit.

The Bylaws provide for indemnification of the directors, officers, and employees of Integrated Environmental Technologies, Ltd. in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of Integrated Environmental Technologies, Ltd. if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Delaware law (Section 145).

Our officers and directors are accountable to us as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting us. In the event that a stockholder believes the officers and/or directors have violated their fiduciary duties to us, the stockholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the stockholder’s rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Stockholders who have suffered losses in connection with the purchase or sale of their interest in Integrated Environmental Technologies, Ltd. in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from us.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses payable by the Company in connection with the sale and distribution of the shares registered hereby.

SEC Registration Fee	$1,019.29
Accounting Fees and Expenses	15,000
Legal Fees and Expenses	75,000
Printing Expenses	3,000
Miscellaneous Expenses	5,980.71

Total	$100,000

RECENT SALES OF UNREGISTERED SECURITIES

We sold and issued the following securities during the past three years that were not registered under the Securities Act of 1933, as amended:

Reverse Split

On July 22, 2002, we effectuated a 1 for 5 reverse stock split (for every 5 shares currently owned, each stockholder received 1 share) of all of our issued and outstanding common stock as of the close of business on July 22, 2002.

Issuances of Warrants

On August 27, 2003, we granted a warrant to purchase 500,000 shares of our common stock at $0.10 per share to Stoecklein Law Group for partial payment of professional services in assisting us with our public filing requirements, valued at $17,500. On January 13, 2004, Stoecklein Law Group exercised its warrants and on January 22, 2004 we filed an S-8 Registration with the Securities and Exchange Commission registering the 500,000 shares of common stock issued to Stoecklein Law Group. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On August 20, 2004, we granted a warrant to purchase 1,000,000 shares of restricted common stock at $0.25 per share to Gary J. Grieco for his continued consulting efforts. The warrant expired on December 31, 2004. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On September 7, 2004, we issued 50,000 shares of common stock to Goran Blagojevic as payment for consulting services. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

In conjunction with the $0.10 private placement completed in September of 2004, we granted each investor 1 series A warrant ($0.50 per share, exercisable until December 31, 2006) and 1 series B warrant ($1.00 per share, exercisable until December 31, 2007) for every ten shares of common stock held. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipient, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipient had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares.

Pursuant to Mr. Allan C. Jackson’s consulting agreement, we issued 100,000 warrants to purchase shares of our restricted common stock at $0.24 per share to him for his introduction which resulted in a joint marketing agreement between us and Biophage Pharma, Inc. The term of the warrants is for two years expiring on September 23, 2007. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

Pursuant to Goran Balgojevic’s consulting agreement dated September 20, 2005 we issued to him 100,000 series A warrants to purchase shares of our common stock at $0.50 per share and we issued to Anna Gozzi 100,000 series A warrants to purchase shares of our common stock at $0.50 per share as instructed by Mr. Blagojevic. The warrants will expire on December 31, 2006. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

Issuances to Officers, Directors and Employees

On March 10, 2004, we issued 100,000 shares of common stock to William E. Prince, the President of the Company, as a sign on bonus for serving as an officer and director of the Company. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On March 10, 2004, we issued 50,000 shares of common stock to Marion C. Sofield, the Secretary of the Company, as a sign on bonus for her serving as Executive Vice President of I.E.T., Inc. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, we issued a total of 7,500 shares of common stock to our Directors of the Company (2,500 shares each) excluding Executive Officers for attending our board meeting immediately following our annual meeting of stockholders on April 23, 2004. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, we issued 100,000 shares of common stock to William E. Prince, the President of the Company, as compensation for the first and second quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, 2004, we issued 50,000 shares of common stock to Marion C. Sofield, the Secretary of the Company, as compensation for the first and second quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, we issued a total of 30,000 shares of common stock to Sherwood L. Jones, 25,000 shares as a sign on bonus for serving as Sr. Vice President, Business Acquisitions of I.E.T., Inc., and 5,000 shares as compensation for the second quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, we issued a total of 7,500 shares of common stock to Rebecca K. Grieco, 5,000 shares as a sign on bonus for serving as an employee for I.E.T., Inc. and 2,500 shares as compensation for the second quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On August 10, 2004, we issued 10,000 shares of common stock to Les Birtchet as a sign on bonus for serving as part-time Industrial Engineer/Production Manager for I.E.T., Inc. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 50,000 shares of our restricted common stock to William E. Prince, the President of the Company, as partial compensation for the third quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 25,000 shares of our restricted common stock to Marion C. Sofield, the Secretary of the Company, as partial compensation for the third quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 5,000 shares of our restricted common stock to Sherwood L. Jones, Sr. Vice President, Business Acquisitions of I.E.T., Inc. as partial compensation for the third quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 2,500 shares of our restricted common stock to Rebecca K. Grieco, employee for I.E.T., Inc., as partial compensation for the third quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 1,500 shares of our restricted common stock to Stuart Emmons, Production Manager and Chief Engineer for I.E.T., Inc., as partial compensation for the third quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On November 15, 2004, we issued 15,000 shares of our restricted common stock to Stuart Emmons, Production Manager and Chief Engineer for I.E.T., Inc., as compensation for his completion of certain services pursuant to his employment agreement with I.E.T., Inc. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 50,000 shares of our restricted common stock to William E. Prince, the President of the Company, as partial compensation for the fourth quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 25,000 shares of our restricted common stock to Marion C. Sofield, the Secretary of the Company, as partial compensation for the fourth quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 5,000 shares of our restricted common stock to Sherwood L. Jones, Sr. Vice President, Business Acquisitions of I.E.T., Inc., as partial compensation for the fourth quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 2,500 shares of our restricted common stock to Rebecca K. Grieco, employee for I.E.T., Inc., as partial compensation for the fourth quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 1,500 shares of our restricted common stock to Stuart Emmons, Production Manager and Chief Engineer for I.E.T., Inc., as partial compensation for the fourth quarter. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

Equity-for-Debt Exchange

In February 2004, we issued 2,556,052 shares of common stock to 3GC Ltd. pursuant to an Equity-for-Debt Exchange Agreement, wherein we agreed to exchange $255,605.14 of current notes we held payable to 3GC for 2,556,052 shares of common stock. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

Other Issuances and Sales

Effective January 17, 2002, we completed the tri-party merger between our subsidiary and Naturol, Inc., whereby we issued 50,000,009 shares of our common stock in exchange for 100% of Naturol’s outstanding common stock. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

In August of 2003, we sold 1,450,000 shares of common stock to 4 accredited investors for a total purchase price of $145,000, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares.     The shares were issued on March 10, 2004.

From December 2003 through March of 2004, we sold 7,500,000 shares of common stock to 52 accredited investors for a total purchase price of $750,000, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares.

From April 2004 through March 2005, we sold 99 units consisting of 2,475,000 shares of restricted common stock, 2,475,000 series A warrants ($0.50 per share, exercisable until December 31, 2006) and 2,475,000 series B warrants ($1.00 per share, exercisable until December 31, 2007) to 32 accredited investors for a total price of $493,921, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares.

From June 2005 through September 2005, we sold 110 units consisting of 11,000,000 shares of restricted common stock and 5,500,000 series C warrants ($0.25 per share, exercisable until December 31, 2008) to 30 accredited investors for a total price of $825,000, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares. Pursuant to the investors subscription agreements we agreed to prepare and file with the SEC no later than September 30, 2005, a registration statement of Form SB-2. In the event that we fail to file a Registration Statement by September 30, 2005, a 250,000 common shares penalty shall be levied for each 30-day delay.

Issuances to Consultants

On December 28, 2004, we issued 500,000 shares of our restricted common stock to XXR Consulting Inc. pursuant to its consulting agreement dated December 8, 2004. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 28, 2004, we issued 125,000 shares of our restricted common stock to Joseph Schmidt pursuant to his consulting agreement dated November 18, 2004. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 28, 2004, we issued 125,000 shares of our restricted common stock to United Capital Group, Inc. in accordance with Mr. Schmidt’s request pursuant to his consulting agreement dated November 18, 2004. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On February 2, 2005, we issued 500,000 shares of our restricted common stock to XXR Consulting Inc. pursuant to its consulting agreement dated December 8, 2004. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The consultant subsequently returned the 500,000 shares as provided by the agreement to us.

On February 2, 2005, we issued 125,000 shares of our restricted common stock to Joseph Schmidt pursuant to his consulting agreement dated November 18, 2004. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On February 2, 2005, we issued 125,000 shares of our restricted common stock to United Capital Group, Inc. in accordance with Mr. Schmidt’s request pursuant to his consulting agreement dated November 18, 2004. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On March 18, 2005, we issued 10,000 shares of our restricted common stock to Steve Johnson as a sign-on bonus pursuant to his employment agreement dated February 10, 2005. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 13, 2005, we issued 50,000 shares of our common stock to United Capital Group, Inc. pursuant to the note payable dated June 16, 2005. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On August 10, 2005, we issued 50,000 shares of our common stock to Richard Maas pursuant to his consulting agreement dated August 9, 2005. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On May 16, 2005, we issued 850,000 shares of our common stock to a consultant and a current stockholder of the Company for services rendered. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On September 30, 2005, we issued 100,000 shares of our restricted common stock to Goran Blagojevic and 50,000 shares to Anna Gozzi as instructed by Goran, pursuant to its consulting agreement dated September 20, 2005. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

EXHIBITS

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

UNDERTAKINGS

A.	The undersigned registrant hereby undertakes to:

(1)       File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)        Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)        Include any additional or changed material information on the plan of distribution.

(2)        For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)        File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

B.

(1)       Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(2)       In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorize, in the City of Little River, State of South Carolina on September 30, 2005.

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

By: /s/sWilliam E. Prince

William E. Prince, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/William E. Prince	President, CEO,	September 30, 2005
William E. Prince	Chairman,
Chief Accounting

Officer, Treasurer and

Director

/s/Marion Sofield	Secretary and Director	September 30, 2005
Marion Sofield

/s/Paul Branagan	Director and Director	September 30, 2005
Paul Branagan

EXHIBIT INDEX

Exhibit Number	Description
(2)(a)	Agreement and Plan of Merger between Coronado Explorations Ltd and Naturol, Inc. (incorporated by reference to Exhibit 2(a) to Form 8-K filed on October 25, 2001)
(2)(b)	Amendment No. 1 to the Agreement and Plan of Merger between Coronado Explorations Ltd and Naturol, Inc. (incorporated by reference to Exhibit 2(b) to Form 8-K filed on January 25, 2001)
(3)(i)(a)	Certificate of Incorporation of Coronado Explorations Ltd. – Dated February 2, 1999 (incorporated by reference to Exhibit 3(i)(a) to Form 10SB12G filed on June 9, 1999)
(3)(i)(b)	Amended and Restated Articles of Incorporation of Coronado Explorations Ltd. – Dated May 20, 1999 (incorporated by reference to Exhibit 3(i)(b) to Form 8-K filed on January 25, 2001)
(3)(i)(c)	Certificate of Amendment of Certificate of Incorporation of Coronado Explorations Ltd. – Dated October 5, 2000 (incorporated by reference to Exhibit 3(i)(c) to Form 10-KSB filed on October 4, 2004)
(3)(i)(d)	Articles of Incorporation of Naturol, Inc. – Dated June 9, 2001 (incorporated by reference to Exhibit 3(i)(d) to Form 10-KSB filed on October 4, 2004)
(3)(i)(e)	Certificate of Amendment to Articles of Incorporation of I.E.T., Inc. (incorporated by reference to Exhibit 3 to Form 10-QSB filed on August 23, 2004)
(3)(i)(f)	Certificate of Amendment of Certificate of Incorporation of Naturol Holdings Ltd. – Dated May 5, 2004 (incorporated by reference to Exhibit 3(i) to Form 10-QSB filed on May 14, 2004)
(3)(i)(g)	Certificate of Merger between Coronado Subsidiary Corp. and Naturol, Inc. – Dated January 14, 2001 (incorporated by reference to Exhibit 3(i)(g) to Form 8-K filed on January 25, 2002)
(3)(ii)(a)	Bylaws of Coronado Explorations Ltd. – Dated February 9, 2001 (incorporated by reference to Exhibit 3(ii)(e) to Form 8-K filed on January 25, 2002)
(3)(ii)(b)	Bylaws of Naturol, Inc. – Dated June 9, 2001 (incorporated by reference to Exhibit 3(ii)(f) to Form 10-KSB filed on October 4, 2004)
(5)*	Opinion of Stoecklein Law Group re: legality
(10)(a)

License Agreement among Integrated Environmental Technologies Ltd., Electro-Chemical Technologies Ltd. and Laboratory of Electrotechnology Ltd. – Dated September 4, 2003 (incorporated by reference to Exhibit 10.8 to Form 10-QSB filed on November 19, 2003)

(10)(b)	Supply Agreement – Dated September 4, 2003 (incorporated by reference to Exhibit 10.9 to Form 10-QSB filed on November 19, 2003)
(10)(c)

Letter Agreement between SPDG Naturol Ltd. and Integrated Environmental Technologies Ltd. – Dated October 14, 2003 (incorporated by reference to Exhibit 10.10 to Form 10-QSB filed on November 19, 2003)

(10)(d)

Collaborative Agreement with Integrated Environmental Technologies Ltd. and Coastal Carolina University – Dated December 11, 2003 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on January 8, 2004)

(10)(e)	Contract of Sale – JMW Investments – Dated January 2, 2004 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on March 1, 2004)
(10)(f)	Consultant and Employee Stock Compensation Plan – Dated January 21, 2004 (incorporated by reference to Exhibit 10.3 to Form S-8 filed on January 22, 2004)
(10)(g)	Letter of Intent with Pentagon Technical Services – Dated June 15, 2004 (incorporated by reference to Exhibit 10 to Form 10-QSB filed on August 23, 2004)
(10)(h)	Amendment to License & Supply Agreement with Electro-Chemical Technologies (incorporated by reference to Exhibit 10 to Form 10-QSB filed on November 12, 2004)
(10)(i)	Addendum to Marion Sofield's Employment Agreement (incorporated by reference to Exhibit 10-6 to Form 10-KSB filed March 30, 2005)
(10)(j)	Employment Agreement of Steve Johnson (incorporated by reference to Exhibit 10-7 to Form 10-KSB filed on March 30, 2005)
(16)	Letter of Andersen, Andersen & Strong, L.C. regarding change in certifying accountant – Dated April 18, 2002. (incorporated by reference to Exhibit 16 to Form 8-K filed on April 26, 2002)
(23)*	Consents of Experts and Counsel
(a) Consent of Weaver & Martin, LLC
(b) Consent of Stoecklein Law Group

______

* Filed herewith